Exhibit 99.1

3rd Quarter 2008 • Report to Shareholders •Three and nine months ended July 31, 2008
TD Bank Financial Group Reports Third Quarter 2008 Results; Raises Dividend

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:
•	Reported diluted earnings per share[1] were $1.21, compared with $1.51.
•	Adjusted diluted earnings per share[2] were $1.35, compared with $1.60.
•	Reported net income[1] was $997 million, compared with $1,103 million.
•	Adjusted net income[2] was $1,115 million, compared with $1,164 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2008, compared with the corresponding period a year ago:
•	Reported diluted earnings per share[1] were $3.65, compared with $3.98.
•	Adjusted diluted earnings per share[2] were $4.12, compared with $4.34.
•	Reported net income[1] was $2,819 million, compared with $2,903 million.
•	Adjusted net income[2] was $3,148 million, compared with $3,168 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported diluted earnings per share figures include the following items of note:
•
Amortization of intangibles of $111 million after tax (13 cents per share), compared with $91 million after tax (13 cents per share) in the third quarter last year. The $111 million was net of a related tax benefit in the future tax liability of $21 million, arising as the combined overall tax rate for U.S. Personal and Commercial Banking declined as a result of the Commerce Bancorp, Inc. (Commerce) acquisition.

•
A gain of $22 million after tax (3 cents per share) due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses, compared with a gain of $30 million after tax (4 cents per share) in the same quarter last year.

•	Restructuring and integration charges of $15 million after tax (2 cents per share), relating to the acquisition of Commerce.
•	A negative impact of $14 million (2 cents per share) on the provision for income taxes of a reduction in future income tax assets associated with the Commerce acquisition.

All dollar amounts are expressed in Canadian currency unless otherwise noted.

1 Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2 Reported and adjusted results referenced in this press release and Report to Shareholders are explained under the “How the Bank Reports” section.

TORONTO, August 28, 2008 - TD Bank Financial Group (TDBFG) today announced its financial results for the third quarter ended July 31, 2008. Overall results for the quarter reflected solid earnings contributions from TDBFG’s personal and commercial banking operations in both Canada and the United States and its Wealth Management segment, while the performance of Wholesale Banking was affected by continuing challenges in financial markets. TDBFG also announced its quarterly dividend will be raised to 61 cents from 59 cents per fully paid common share for the quarter ended October 31, 2008, representing an increase of 3.4%.
“Our retail businesses in both Canada and the U.S. led the way for us again this quarter - delivering over $1 billion in combined net income,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. “Our strategy is delivering steady performance in tough market conditions while allowing us to continue investing in future growth.”

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 2

THIRD QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
TD Canada Trust posted record earnings of $644 million in the third quarter, up 8% over the same period last year. The quarter was defined by strong volume growth across most Canadian Personal and Commercial Banking operating businesses. Core banking, real estate secured lending, credit cards and business banking led earnings growth.
“Our TD Canada Trust franchise achieved a record quarter - in volume growth, customer satisfaction levels and efficiency. These very strong results were delivered while we continued to invest in the business, opening 11 new branches and supporting our longer-hours strategy,” said Clark. “We are certainly feeling good about these results and our position as the leader in service and convenience in banking, which was highlighted by TDCT’s winning of the J.D. Power customer-satisfaction award for the third year in a row.”

Wealth Management
Wealth Management, including TDBFG’s equity share in TD Ameritrade, earned $201 million in the quarter, up 9% year over year. As previously announced, TD Ameritrade contributed $74 million in earnings to the segment. In Canada, strong volumes in discount brokerage were moderated by a lower-commission strategy, while current market conditions impacted revenues in full-service brokerage.
“We are pleased with how the investments we’ve made in our Wealth Management platform are positioning us for future growth,” said Clark. “As we expand our U.S. wealth business, we look forward to taking advantage of our diversified offering to become the number-one wealth management provider to TD Bank customers.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking, which now includes the earnings contribution from Commerce, generated $273 million in adjusted net income. The combination of TD Banknorth and Commerce (to be known as TD Bank) saw growth in commercial loans while overall asset quality remained solid. As previously announced, the rebranding as TD Bank, America’s Most Convenient Bank, will begin in the fall of 2008 and is expected to be completed in 2009.
“We’re very pleased to see our U.S. Personal and Commercial operations coming together as planned, exceeding our earnings expectations and creating a first-rate U.S. franchise that is positioned to grow organically and deliver long-term value to TD shareholders,” said Clark. “We expect the quality of TD Bank’s loan portfolio will continue to set us apart as we operate in a challenging environment.”

Wholesale Banking
Wholesale Banking earned $37 million in the third quarter. As previously announced, TD Securities identified incorrectly priced financial instruments that led to a cumulative impact in the quarter of $96 million before tax. Wholesale’s underlying business performance in the quarter showed strength in fixed income trading, while equity trading revenues and securities gains were lower.
“This was a tough quarter for our wholesale bank. The mispricing that occurred is particularly disappointing and not consistent with our strong risk-management culture. We’re continuing to work on a thorough review of our risk practices across the organization to ensure we minimise the risk of this kind of thing happening again," said Clark. "Looking forward, TD Securities remains focused on producing high-quality earnings and solidifying its position as a top-three dealer in Canada.”

Conclusion
"Our retail businesses on both sides of the border - which again produced more than 90% of our earnings this quarter - continued to perform very well, providing TD with a solid base of consistent earnings,” said Clark. “In what continues to be a tough environment for banks, we’re showing our strategy is working.”

“Our commitment to growth is reflected in the increase to our dividend. We’ve said all along that our dividend will grow in line with our earnings over the medium term. The increase this quarter demonstrates the Board’s confidence in the strength and stability of our earnings as we head into 2009.”

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others.  All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for 2008 for each of our business segments are set out in the 2007 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2008”, as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies (including future accounting changes) and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 59 of the Bank’s 2007 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements as they may not be suitable for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the three and nine months ended July 31, 2008, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2007 Annual Report. This MD&A is dated August 27, 2008. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website www.td.com, as well as on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at www.sec.gov (EDGAR filers section).

FINANCIAL HIGHLIGHTS
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars, except as noted)	2008	2008	2007	2008	2007
Results of operations
Total revenue	$4,037	$3,388	$3,682	$11,029	$10,731
Provision for credit losses	288	232	171	775	506
Non-interest expenses	2,701	2,206	2,216	7,135	6,734
Net income - reported[1]	997	852	1,103	2,819	2,903
Net income - adjusted[1]	1,115	973	1,164	3,148	3,168
Economic profit[2]	321	283	578	1,073	1,447
Return on common equity - reported	13.4%	13.4%	21.0%	14.8%	18.9%
Return on invested capital[2]	13.1%	13.2%	18.7%	14.2%	17.4%
Financial position
Total assets	$508,839	$503,621	$403,890	$508,839	$403,890
Total risk-weighted assets[3]	184,674	178,635	150,783	184,674	150,783
Total shareholders’ equity	31,293	30,595	21,003	31,293	21,003
Financial ratios - reported
Efficiency ratio	66.9%	65.1%	60.2%	64.7%	62.8%
Tier 1 capital to risk-weighted assets	9.5	9.1	10.2	9.5	10.2
Provision for credit losses as a % of net average loans	0.54	0.49	0.39	0.54	0.39
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.22	$1.12	$1.53	$3.68	$4.02
Diluted earnings	1.21	1.12	1.51	3.65	3.98
Dividends	0.59	0.59	0.53	1.75	1.54
Book value	36.75	36.70	28.65	36.75	28.65
Closing share price	62.29	66.11	68.26	62.29	68.26
Shares outstanding (millions)
Average basic	804.0	747.7	719.5	756.8	719.0
Average diluted	811.0	753.7	726.9	763.2	725.9
End of period	807.3	802.9	718.3	807.3	718.3
Market capitalization (billions of Canadian dollars)	$50.3	$53.1	$49.0	$50.3	$49.0
Dividend yield	3.7%	3.5%	2.9%	3.6%	2.9%
Dividend payout ratio	48.5%	56.2%	34.6%	48.8%	38.4%
Price to earnings multiple	12.1	12.1	13.6	12.1	13.6
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.37	$1.33	$1.61	$4.15	$4.39
Diluted earnings	1.35	1.32	1.60	4.12	4.34
Dividend payout ratio	43.3%	49.2%	32.8%	43.6%	35.1%
Price to earnings multiple	11.3	11.5	12.3	11.3	12.3
1  Reported and adjusted results are explained under the “How the Bank Reports” section, which includes a reconciliation between reported and adjusted results.
2  Economic profit and return on invested capital are non-GAAP financial measures and are explained under the “Economic Profit and Return on Invested Capital” section.
3  The Bank adopted the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II), issued by the Basel Committee on Banking Supervision for calculating risk-weighted assets (RWA) and regulatory capital starting November 1, 2007. Prior period numbers are based on the Basel I Capital Accord (Basel I). For details, see the “Capital Position” section.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, as well as the Bank’s global insurance operations; Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce (to be known together as TD Bank); and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. The Bank had $509 billion in assets as at July 31, 2008. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.

How the Bank Reports
The Bank prepares its consolidated financial statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The following tables provide reconciliation between the Bank’s reported and adjusted results.

Operating Results - Reported
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Net interest income	$2,437	$1,858	$1,783	$6,083	$5,116
Other income	1,600	1,530	1,899	4,946	5,615
Total revenue	4,037	3,388	3,682	11,029	10,731
Provision for credit losses	(288)	(232)	(171)	(775)	(506)
Non-interest expenses	(2,701)	(2,206)	(2,216)	(7,135)	(6,734)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,048	950	1,295	3,119	3,491
Provision for income taxes	(122)	(160)	(248)	(517)	(700)
Non-controlling interests in subsidiaries, net of income taxes	(8)	(9)	(13)	(25)	(87)
Equity in net income of an associated company, net of income taxes	79	71	69	242	199
Net income - reported	997	852	1,103	2,819	2,903
Preferred dividends	(17)	(11)	(2)	(36)	(15)
Net income available to common shareholders - reported	$980	$841	$1,101	$2,783	$2,888

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 6

Reconciliation of Non-GAAP Financial Measures[1]
Adjusted Net Income to Reported Results
Operating results - adjusted	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Net interest income	$2,437	$1,858	$1,783	$6,083	$5,116
Other income[2]	1,566	1,529	1,853	4,886	5,566
Total revenue	4,003	3,387	3,636	10,969	10,682
Provision for credit losses[3]	(288)	(232)	(171)	(758)	(506)
Non-interest expenses[4]	(2,512)	(2,041)	(2,085)	(6,659)	(6,287)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,203	1,114	1,380	3,552	3,889
Provision for income taxes[5]	(175)	(220)	(282)	(670)	(844)
Non-controlling interests in subsidiaries, net of income taxes[6]	(8)	(9)	(14)	(25)	(111)
Equity in net income of an associated company, net of income taxes[7]	95	88	80	291	234
Net income - adjusted	1,115	973	1,164	3,148	3,168
Preferred dividends	(17)	(11)	(2)	(36)	(15)
Net income available to common shareholders - adjusted	1,098	962	1,162	3,112	3,153
Items of note affecting net income, net of income taxes:
Amortization of intangibles[8]	(111)	(92)	(91)	(278)	(254)
TD Banknorth restructuring, privatization and merger-related charges[9]	-	-	-	-	(43)
Restructuring and integration charges relating to the Commerce acquisition[10]	(15)	(30)	-	(45)	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[11]	22	1	30	48	32
Other tax items[12]	(14)	-	-	(34)	-
Provision for insurance claims[13]	-	-	-	(20)	-
Total items of note	(118)	(121)	(61)	(329)	(265)
Net income available to common shareholders - reported	$980	$841	$1,101	$2,783	$2,888

1   Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.
2   Adjusted other income excludes the following items of note: third quarter 2008 - $34 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; second quarter 2008 - $1 million gain due to change in fair value of CDS hedging the corporate loan book; first quarter 2008 - $55 million gain due to change in fair value of CDS hedging the corporate loan book; $30 million provision for insurance claims, as explained in footnote 13; third quarter 2007 - $46 million gain due to change in fair value of CDS hedging the corporate loan book.
3   Adjusted provision for credit losses excludes the following item of note: first quarter 2008 - $17 million related to the portion that was hedged via the CDS.
4   Adjusted non-interest expenses excludes the following items of note: third quarter 2008 - $166 million amortization of intangibles; $23 million restructuring and integration charges, as explained in footnote 10; second quarter 2008 - $117 million amortization of intangibles; $48 million restructuring and integration charges; first quarter 2008 - $122 million amortization of intangibles; third quarter 2007 - $131 million amortization of intangibles.
5   For reconciliation between reported and adjusted provision for income taxes, refer to the reconciliation table on page 12.
6   Adjusted non-controlling interests excludes the following items of note: third quarter 2007 - $1 million amortization of intangibles.
7   Adjusted equity in net income of an associated company excludes the following items of note: third quarter 2008 - $16 million amortization of intangibles; second quarter 2008 - $17 million amortization of intangibles; first quarter 2008 - $16 million amortization of intangibles; third quarter 2007 - $11 million amortization of intangibles.
8   Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth Inc. (TD Banknorth) acquisition in 2005 and its privatization in 2007, Commerce Bancorp, Inc (Commerce) acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services Corporation (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade. See additional information in the amortization of intangibles table on the following page.
9   The TD Banknorth restructuring, privatization and merger-related charges include the following: $31 million restructuring charge, which primarily consisted of employee severance costs, the costs of amending certain executive employment and award agreements and write-down of long-lived assets due to impairment, included in U.S. Personal and Commercial Banking; $4 million restructuring charge related to the transfer of functions from TD Bank USA, N.A. (TD Bank USA) to TD Banknorth, included in the Corporate segment; $5 million privatization charges, which primarily consisted of legal and investment banking fees, included in U.S. Personal and Commercial Banking; and $3 million merger-related charges related to conversion and customer notices in connection with the integration of Hudson and Interchange with TD Banknorth, included in U.S. Personal and Commercial Banking. In the Interim Consolidated Statement of Income, the restructuring, privatization and merger-related charges are included in non-interest expenses.
10 As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Interim Consolidated Statement of Income, the restructuring and integration charges are included in non-interest expenses.
11 The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and they are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in the Wholesale Banking segment and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings excludes the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note. During the prior quarter, the change in the fair value of CDS, net of PCL, resulted in a net gain of $38 million before tax ($25 million after tax). The item of note included a change in fair value of CDS of $55 million before tax ($36 million after tax), net of PCL of approximately $17 million before tax ($11 million after tax).
12 Third quarter 2008 - As a result of the Commerce acquisition, the combined overall tax rate for U.S. Personal and Commercial Banking segment declined, resulting in a negative impact on future income tax assets of $14 million related to non-intangible future income tax assets. First quarter 2008 - The negative impact of the scheduled reductions in the income tax rate, resulting in a decrease of $20 million in the net future income tax assets.
13 The provision for insurance claims relates to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional earlier this calendar year. While the government of Alberta has appealed the decision, the ultimate outcome remains uncertain. As a result, the Bank accrued an additional actuarial liability for potential claims in the first quarter of 2008.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 7

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS[1]
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(Canadian dollars)	2008	2008	2007	2008	2007
Diluted - reported	$1.21	$1.12	$1.51	$3.65	$3.98
Items of note affecting income (as above)	0.14	0.16	0.09	0.43	0.36
Items of note affecting EPS only[2]	-	0.04	-	0.04	-
Diluted - adjusted	$1.35	$1.32	$1.60	$4.12	$4.34
Basic - reported	$1.22	$1.12	$1.53	$3.68	$4.02
1  EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.
2  The diluted EPS figures do not include Commerce earnings for the month of April 2008 due to a one month lag between fiscal quarter ends, while share issuance on close resulted in a one-time negative earnings impact of 4 cents per share.

Amortization of Intangibles, Net of Income Taxes
		For the three months ended			For the nine months ended
		July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)		2008	2008	2007	2008	2007
Canadian Personal and Commercial Banking		$46	$37	$41	$104	$135
U.S. Personal and Commercial Banking:	Reported amortization of intangibles	42	32	32	107	72
	Less: non-controlling interest	-	-	1	-	9
	Net amortization of intangibles	42	32	31	107	63
TD Ameritrade (included in equity in net income of an associated company)		16	17	11	49	35
Other		7	6	8	18	21
Amortization of intangibles, net of income taxes[1]		$111	$92	$91	$278	$254
1  Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, return on invested capital and adjusted net income. Adjusted results, items of note and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Adjusted Net Income
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Average common equity	$29,065	$25,593	$20,771	$25,198	$20,478
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,171	4,082	3,857	4,091	3,785
Average invested capital	$33,236	$29,675	$24,628	$29,289	$24,263
Rate charged for invested capital	9.3%	9.3%	9.4%	9.3%	9.4%
Charge for invested capital	$(777)	$(679)	$(584)	$(2,039)	$(1,706)
Net income available to common shareholders - reported	$980	$841	$1,101	$2,783	$2,888
Items of note affecting net income, net of income taxes	118	121	61	329	265
Net income available to common shareholders - adjusted	$1,098	$962	$1,162	$3,112	$3,153
Economic profit	$321	$283	$578	$1,073	$1,447
Return on invested capital	13.1%	13.2%	18.7%	14.2%	17.4%

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 8

Significant Events in 2008

Acquisition of Commerce Bancorp, Inc.
On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce for purchase consideration of $8.5 billion, paid in cash and common shares. As a result, $57.1 billion of assets (including additional goodwill of approximately $6.4 billion and intangible assets of $1.5 billion) and $48.6 billion of liabilities were included in the Bank’s Consolidated Balance Sheet. The allocation of the purchase price is subject to finalization.
Commerce is reported in the U.S. Personal and Commercial Banking segment.
For details, see Note 20 to the Interim Consolidated Financial Statements for the quarter ended July 31, 2008.
The fiscal periods of Commerce and the Bank are not co-terminus. Commerce’s results for each calendar quarter are consolidated on a one month lag with the Bank’s results for the fiscal quarter. This is in the normal course of the Bank’s financial reporting and TD Banknorth is reported in a similar manner. Because the Commerce transaction closed on March 31, due to the one month lag, the Bank’s second quarter results did not include any results of Commerce. However, $48 million before tax ($30 million after tax) restructuring and integration charges incurred in April 2008 were included in the Bank’s results for the quarter ended April 30, 2008 because they represent material U.S. Personal and Commercial Banking events for the quarter ended April 30, 2008.
As previously disclosed, the projected earnings of U.S. Personal and Commercial Banking segment is estimated to be at least $750 million in 2008 and a minimum of $1,200 million in 20091.

1  Projected results for 2008 are equal to the nine months ended July 31, 2008 annualized including management’s estimate of the expected contribution from the Commerce transaction, taking into account expected synergies and excluding restructuring and integration charges. The 2009 estimate is equal to the 2008 estimate, excluding the contribution from the Commerce transaction, increased by our target growth rate range of 7% to 10%, plus management’s estimate of the contribution from the Commerce transaction. Projected results exclude restructuring and integration charges, anticipated to total US$420 million before tax, the majority of which will be taken in 2008 and 2009. Commerce’s future earnings and all other estimates are subject to risks and uncertainties that may cause actual results to differ materially. See the “Caution regarding forward-looking statements” included in the Bank’s press release dated April 21, 2008, which is available on the Bank’s website at www.td.com, as well as on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov (EDGAR filers section).

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 9

FINANCIAL RESULTS OVERVIEW

Performance Summary
An overview of the Bank’s performance on an adjusted basis for the third quarter of 2008 against the financial shareholder indicators included in the 2007 Annual Report is outlined below. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which exclude items of note from the reported results that are prepared in accordance with Canadian GAAP. Reported and adjusted results and items of note are explained under the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the nine months ended July 31, 2008 were down 5% from the same period last year. The Bank’s goal is to grow adjusted earnings per share by 7% to 10% over the longer term.

•	Adjusted return on risk-weighted assets for the nine months ended July 31, 2008 was 2.6%, down from 2.9% in 2007.
•	Total shareholder return for the twelve months ended July 31, 2008 was (5.5)%, above the peer average of (14.5)%.

Net Income
Year-over-year comparison
Reported net income for the current quarter was $997 million, down $106 million, or 10%, compared with the third quarter last year. Adjusted net income was $1,115 million, a decline of $49 million or 4%. The decrease in adjusted net income was due to a decline in Wholesale Banking and Corporate segment earnings, partially offset by higher earnings generated from U.S. Personal and Commercial Banking, and Canadian Personal and Commercial Banking. Wholesale Banking net income was down due to the difficult capital markets environment resulting in lower trading revenue and securities gains. U.S. Personal and Commercial Banking earnings were higher, largely due to the first-time inclusion of Commerce results. Canadian Personal and Commercial Banking delivered earnings growth driven largely by strong volume growth across most banking products.

Prior quarter comparison
Reported net income increased $145 million, or 17%, compared with the prior quarter. Adjusted net income for the quarter increased by $142 million or 15%. The increase in adjusted net income was due to increased earnings in most segments, partially offset by a decline in Wholesale Banking and Corporate segment. Wholesale Banking net income was impacted by difficult capital markets environment resulting in lower trading revenue and securities gains. U.S. Personal and Commercial Banking earnings were higher, largely due to the first-time inclusion of Commerce results. Canadian Personal and Commercial Banking delivered earnings growth, driven largely by strong volume growth across most banking products.

Year-to-date comparison
On a year-to-date basis, reported net income of $2,819 million decreased $84 million, or 3%, compared with the same period last year. Adjusted net income of $3,148 million decreased $20 million, or 1%. The decrease in adjusted net income was primarily driven by lower Wholesale Banking earnings due to challenging operating environments and a higher loss recorded in the Corporate segment. These decreases were largely offset by higher core earnings in Canadian Personal and Commercial Banking, the first-time inclusion of Commerce results in U.S. Personal and Commercial Banking, and higher earnings in TD Ameritrade.

Net Interest Income
Year-over-year comparison
Net interest income for the quarter was $2,437 million, an increase of $654 million, or 37%, compared with the third quarter last year. The growth was largely driven by U.S. Personal and Commercial Banking, with positive contributions from the Canadian Personal and Commercial Banking and Wholesale Banking segments. U.S. Personal and Commercial Banking net interest income increased primarily due to the first-time inclusion of Commerce results. Canadian Personal and Commercial Banking increased primarily due to strong volume growth across most banking products, partially offset by a 9 basis point (bps) decline in margin on average earning assets to 2.98%.

Prior quarter comparison
Net interest income increased by $579 million, or 31%, compared with the previous quarter. The increase was driven primarily by U.S. Personal and Commercial Banking due to the first-time inclusion of Commerce results, with positive contributions from all other segments.

Year-to-date comparison
On a year-to-date basis, net interest income of $6,083 million increased $967 million, or 19%, compared with the same period last year, due to growth across most segments. Canadian Personal and Commercial Banking net interest income increased primarily due to strong volume growth in real estate secured lending and deposits, which was partially offset by an 8 bps decline in margin on average earning assets to 2.97%. U.S. Personal and Commercial Banking net interest income increased primarily due to the first-time inclusion of Commerce results.

Other Income
Year-over-year comparison
Reported other income for the third quarter was $1,600 million, down $299 million, or 16%, compared with the third quarter of last year. On an adjusted basis, other income was $1,566 million, lower by $287 million or 16%. The decrease in adjusted other income was driven by a $494 million decline in Wholesale Banking due to lower trading revenue and advisory fees as the capital markets businesses were impacted by difficult market conditions. The decrease was partially offset by an increase in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking other income, driven by higher personal deposit and card services fee growth and the first-time inclusion of Commerce results.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 10

Prior quarter comparison
Reported other income increased $70 million, or 5%, compared with the prior quarter. Adjusted other income was $37 million, or 2%, above the prior quarter. The increase in adjusted other income was due to increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wealth Management segments; partially offset by a decrease in Wholesale Banking resulting from weaker equity trading revenue and lower securities gains.

Year-to-date comparison
Reported other income of $4,946 million decreased $669 million, or 12%, compared with the same period last year. Prior year reported other income included the favourable impact of higher gains due to the change in fair value of CDS used to hedge the corporate loan book. Year-to-date adjusted other income was down $680 million, or 12%, from the previous year. The decrease in adjusted other income was due to a decrease of $894 million in Wholesale Banking driven by weak trading revenue and lower security gains. Wealth Management and Corporate segments experienced marginal declines in other income. These declines were partially offset by higher other income in U.S. Personal and Commercial Banking due to the first-time inclusion of Commerce results, and higher fee income, primarily from personal deposit and credit card growth in Canadian Personal and Commercial Banking.

Provision for Credit Losses
Year-over-year comparison
During the quarter, the Bank recorded a provision for credit losses of $288 million, an increase of $117 million compared with the third quarter last year, primarily due to higher specific provisions in the Canadian Personal and Commerial Banking and Wholesale Banking segments and higher general provisions in the U.S. Personal and Commercial Banking segment.

Prior quarter comparison
Provision for credit losses for the third quarter was up $56 million from $232 million in the prior quarter. The increase was primarily due to higher specific provisions in Wholesale Banking and higher general provisions in the U.S. Personal and Commercial Banking segment.

Year-to-date comparison
On a year-to-date basis, provision for credit losses increased $269 million, from $506 million in the same period last year. The increase was primarily due to higher specific provisions in the Canadian Personal and Commercial Banking and Wholesale Banking segments, and higher general provisions in the U.S. Personal and Commercial Banking segment.

Provision for Credit Losses
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Net new specifics (net of reversals)	$260	$244	$181	$771	$586
Recoveries	(30)	(33)	(40)	(95)	(108)
Provision for credit losses - specifics	230	211	141	676	478
Change in general allowance
VFC	16	16	12	47	34
U.S. Personal and Commercial Banking	42	5	18	51	(6)
Other	-	-	-	1	-
Total	$288	$232	$171	$775	$506

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 11

Non-Interest Expenses and Efficiency Ratio
Year-over-year comparison
Reported non-interest expenses for the third quarter were $2,701 million, an increase of $485 million, or 22%, compared with the third quarter last year. Adjusted non-interest expenses of $2,512 million, increased $427 million, or 20%, compared with the third quarter last year. This increase was largely driven by growth in U.S. Personal and Commercial Banking resulting from the first-time inclusion of Commerce results, as well as growth in Canadian Personal and Commercial Banking.
The reported efficiency ratio was 66.9%, compared with 60.2% in the third quarter last year. The Bank’s adjusted efficiency ratio was 62.8%, compared with 57.3% in the same period last year.

Prior quarter comparison
Reported non-interest expenses increased $495 million, or 22%, compared with the prior quarter. Adjusted non-interest expenses increased $471 million, or 23%. The increase was a result of higher expenses, primarily in U.S. Personal and Commercial Banking due to the first-time inclusion of Commerce results.
The reported efficiency ratio was 66.9%, compared with 65.1% in the prior quarter. The Bank’s adjusted efficiency ratio was 62.8% compared with 60.3% in the prior quarter.

Year-to-date comparison
On a year-to-date basis, reported non-interest expenses of $7,135 million were up $401 million, or 6%, compared with the same period last year, with the growth in amortization of intangibles accounting for $44 million of the increase. The current year-to-date reported expenses included $71 million of restructuring and integration charges attributable to the Commerce acquisition while the prior year-to-date period included $67 million in charges related to the privatization of TD Banknorth and the transfer of functions from TD Bank USA, N.A. to TD Banknorth. Adjusted non-interest expenses were $6,660 million, an increase of $373 million, or 6%, due to increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wealth Management and Corporate segments. Canadian Personal and Commercial Banking expenses increased due to investments in new branches, higher staffing costs associated with longer branch hours and higher employee compensation. U.S. Personal and Commercial Banking accounted for the greatest portion of the year-to-date increase, primarily due to the first-time inclusion of Commerce results.
The reported efficiency ratio was 64.7%, compared with 62.8% in the same period last year. The Bank’s adjusted efficiency ratio was 60.7%, compared to 58.9% in the same period last year.

Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective tax rate was 11.6% for the third quarter, compared with 19.2% in the same quarter last year, and 16.8% in the prior quarter. On a year-to-date basis, the Bank’s reported effective tax rate was 16.6%, compared with 20.1% in the same period last year. The period over period tax rate reduction was primarily due to a significantly lower effective tax rate on international operations, which includes the tax synergies related to the Commerce acquisition.

Taxes
	For the three months ended						For the nine months ended
	July 31		Apr. 30		July 31		July 31		July 31
(millions of Canadian dollars)	2008		2008		2007		2008		2007
Income taxes at Canadian statutory income tax rate	$343	32.7%	$310	32.7%	$452	34.9%	$1,019	32.7%	$1,218	34.9%
Increase (decrease) resulting from:
Dividends received	(93)	(8.9)	(79)	(8.3)	(92)	(7.1)	(258)	(8.3)	(262)	(7.5)
Rate differentials on international operations	(126)	(12.0)	(69)	(7.3)	(103)	(8.0)	(279)	(8.9)	(250)	(7.2)
Other - net	(2)	(0.2)	(2)	(0.3)	(9)	(0.6)	35	1.1	(6)	(0.1)
Provision for income taxes and effective income tax rate - reported	$122	11.6%	$160	16.8%	$248	19.2%	$517	16.6%	$700	20.1%

The Bank’s adjusted effective tax rate was 14.5% for the third quarter, compared with 20.4% in the same quarter last year, and 19.7% in the prior quarter. On a year-to-date basis, the Bank’s adjusted effective tax rate was 18.9%, compared with 21.7% in the same period last year.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 12

Reconciliation of Adjusted Provision for Income Taxes
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Provision for income taxes - reported	$122	$160	$248	$517	$700
Increase (decrease) resulting from items of note:
Amortization of intangibles	71	42	50	176	133
TD Banknorth restructuring, privatization and merger-related charges	-	-	-	-	28
Restructuring and integration charges relating to the Commerce acquisition	8	18	-	26	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(12)	-	(16)	(25)	(17)
Other tax items	(14)	-	-	(34)	-
Provision for insurance claims	-	-	-	10	-
Tax effect - items of note	53	60	34	153	144
Provision for income taxes - adjusted	$175	$220	$282	$670	$844
Effective income tax rate - adjusted	14.5%	19.7%	20.4%	18.9%	21.7%

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking, including TD Banknorth and Commerce, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to the Canadian Personal and Commercial Banking segment, and the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes to align with how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material. Results of each business segment reflect revenue, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2007 Annual Report and Note 27 to the 2007 audited Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see page 7. Segmented information also appears in Note 15.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment is eliminated in the Corporate segment. The TEB adjustment for the quarter was $129 million, compared with $161 million in the third quarter last year, and $107 million in the prior quarter. On a year-to-date basis, the TEB adjustment was $371 million, compared with $417 million in the same period last year.
The Bank securitizes retail loans and receivables and records a gain or loss on sale, including the setup of an asset related to the retained interests. Credit losses incurred on retained interests subsequent to securitization are recorded as a charge to other income in the Bank's consolidated financial statements. For segment reporting, the provision for credit loss related to securitized volumes is included in the Canadian Personal and Commercial Banking segment but is reversed in the Corporate segment and reclassified as a charge to other income to comply with GAAP.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the quarter was $644 million, an increase of $47 million, or 8%, compared with the third quarter last year, and an increase of $62 million, or 11%, compared with the prior quarter. The annualized return on invested capital was 31%, up from 28% in the third quarter last year and 29% in the prior quarter.
Net income for the nine months ended July 31, 2008 was $1,824 million, an increase of $143 million, or 9%, compared with the same period last year. The return on invested capital, on a year-to-date basis, was 30%, compared with 27% in same period last year.
Revenue for the quarter was $2,262 million, which grew by $161 million, or 8%, compared with the third quarter last year, due to strong volume growth across most banking products, particularly in deposits, real estate secured lending and credit cards. The inclusion of revenue from the U.S. credit card business contributed to the growth as well. Revenue increased by $128 million, or 6%, compared with the prior quarter, due mainly to more calendar days in the current quarter and volume growth in real estate secured lending and credits cards. On a year-to-date basis, revenue was $6,543 million, which increased by $446 million, or 7%, compared with the same period last year, due to good volume growth in deposits and real estate secured lending. Higher fee income, primarily from personal deposit and credit card growth, and deposit fee initiatives also contributed to the year-over-year growth. Margin on average earning assets for the quarter decreased by 9 bps to 2.98%, compared with the third quarter last year due to continued higher funding costs, price competition in high-yield savings and term deposits and customer product preference towards lower margin products. Margin on average earning assets increased 2 bps compared with the prior quarter, and decreased by 8 bps to 2.97 on a year-to-date basis.
Compared with the third quarter last year, real estate secured lending volume (including securitizations) grew by $15.3 billion, or 11%; personal deposit volume grew by $10.3 billion, or 10%; and consumer loans volume grew by 11% to $17.6 billion. Business deposits volume increased by $3.8 billion, or 9.7%, and business loans and acceptances volume grew by $2.7 billion or 13.8%. Gross originated insurance premiums grew by $48 million or 7%. As at May 2008, personal deposit market share was 21.2% and personal lending market share was 19.9%. Small business lending (credit limits of less than $250,000) market share as at March 31, 2008 was 18.6%.
Provision for credit losses for the quarter was $194 million, which increased by $43 million, or 28%, compared with the third quarter last year. Personal banking provision for credit losses of $179 million was $32 million higher than the third quarter last year, primarily due to higher personal lending and credit card volumes. Business banking provision for credit losses was $15 million for the quarter, compared with $4 million in the third quarter last year. Annualized provision for credit losses as a percentage of credit volume was 0.38%, an increase of 5 bps, compared with the third quarter last year. Provision for credit losses increased by $3 million, or 2%, compared with the prior quarter. Personal banking provisions increased $4 million, or 2%, compared with the prior quarter primarily due to the first time inclusion of the U.S. credit card business. Excluding the impact of the U.S. credit card business, personal banking provisions improved mostly from credit cards and real estate secured lending. Business banking provisions decreased slightly by $1 million, compared with the prior quarter. On a year-to-date basis, provision for credit losses was $557 million, which increased by $125 million, or 29%, compared with the same period last year. Personal banking provisions of $520 million increased $106 million, or 26%, compared with the same period last year, primarily due to higher volume, while business banking provisions amounted to $37 million, compared with $18 million in the same period last year.
Non-interest expenses for the quarter were $1,129 million, which increased by $79 million, or 8%, compared with the third quarter last year. On a year-to-date basis, non-interest expenses were $3,320 million, which increased by $178 million, or 6%, compared with the same period last year. Primary drivers of the expense growth were investments in new branches, higher staffing costs associated with longer branch hours and higher employee compensation. Non-interest expenses increased by $34 million compared with the prior quarter, mainly due to higher seasonal business volume-related costs. The average full time equivalent (FTE) staffing levels increased by 1,876, or 6%, compared with the third quarter last year, and 776, or 2%, compared with the prior quarter. On a year-to-date basis, FTE staffing levels increased by 1,647, or 5%, compared with the same period last year. The growth was primarily from increases in branch sales and service personnel, continued growth in the insurance business, as well as the inclusion of our U.S. insurance and credit card businesses during the quarter. The efficiency ratio for the current quarter was 49.9%, which was in line with the third quarter last year of 50.0% and relatively flat compared with the prior quarter ratio of 51.3%. On a year-to-date basis, the efficiency ratio improved to 50.7%, compared with 51.5% in the same period last year.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 14

Revenue growth is expected to be relatively stable in the near term. While margins and volume growth continue to be vulnerable to economic pressures, we believe that, over time, revenue growth will continue to benefit from increasing our leading position in branch hours, customer service, and new branch openings. Provision for credit losses on both personal and business banking loans, in aggregate, is expected to grow, in line with the underlying volume growth and will further increase if economic conditions continue to worsen. Expenses will continue to be managed to ensure spending supports long-term earnings growth.

Wealth Management
Wealth Management’s net income for the third quarter was $201 million, which represented an increase of $16 million, or 9%, compared with the third quarter last year, and an increase of $19 million, or 10%, compared with the prior quarter. The annualized return on invested capital for the quarter was 19% flat to the third quarter last year and to the prior quarter. Net income in Global Wealth Management (excluding TD Ameritrade) was $127 million, flat compared with the third quarter last year, and an increase of $12 million, or 10%, compared with the prior quarter due to stronger performance in discount brokerage, mutual funds and the advice channels. The Bank’s reported investment in TD Ameritrade generated net income of $74 million, an increase of $15 million, or 25%, compared with the third quarter last year and an increase of $7 million, or 10%, compared with the prior quarter. Strong core earnings growth was partially offset by the impact of the stronger Canadian dollar. For its third quarter ended June 30, 2008, TD Ameritrade delivered net income of US$204 million, up 29% from the same period last year and 9% above the prior quarter.
Net income for the nine months ended July 31, 2008 was $599 million, an increase of $31 million, or 5%, compared with the same period last year. The year-to-date increase in net income included results from the Bank’s investment in TD Ameritrade, which generated $229 million of net income compared with $186 million in the same period last year. On a year-to-date basis, the return on invested capital was 20%, flat compared with the same period last year.
Revenue for the quarter was $609 million, which increased by $22 million, or 4%, compared with the third quarter last year, primarily due to the inclusion of the U.S. wealth management businesses. Excluding this, revenue increased in discount brokerage due to higher trade volumes as a result of strategic pricing changes introduced last year and increased net interest income, primarily due to growth in client cash deposits and margin loans, partially offset by lower fees in the mutual funds business. Revenue increased by $51 million, or 9%, compared with the prior quarter, primarily due to the inclusion of the U.S. wealth management businesses and other items including a combination of higher transactional revenue, net interest income, higher management fees from mutual funds and on higher assets in the advice channels. On a year-to-date basis, revenue was $1,737 million, which was flat compared with the same period last year, primarily due to the inclusion of the U.S. wealth management businesses and other items such as higher trade volumes in discount brokerage and the new mutual fund administration fee, offset by lower commissions in discount brokerage and current market conditions impacting new issues and transactional revenues in full-service brokerage.
Expenses for the quarter were $421 million, which represented an increase of $26 million, or 7%, compared with the third quarter last year, and $34 million, or 9%, compared with the prior quarter, primarily due the inclusion of the U.S. wealth management businesses and other items such as the continued investment in growing our sales force. On a year-to-date basis, expenses were $1,187 million, which increased by $35 million, or 3%, compared with the same period last year, mainly due the inclusion of U.S. wealth management businesses and other items such as the new mutual fund administration fee and the continued investment in growing the sales force in our advice-based businesses.
Assets under management of $180 billion at July 31, 2008 increased $20 billion, or 13%, from October 31, 2007, primarily due to the inclusion of U.S. wealth management businesses and other items such as the addition of net new client assets and additional mutual fund assets under management from TD Ameritrade, which were partially offset by the impact of market-related declines. Assets under administration totalled $197 billion at the end of the quarter, increasing by $12 billion, or 6%, from October 31, 2007, primarily due to the inclusion of U.S. wealth management businesses and other items such as the addition of net new client assets, which were partially offset by declines driven by capital markets volatility.
Wealth Management is anticipated to continue to be impacted by volatile capital markets for the balance of the fiscal year. Investment in client-facing advisors, products and technology continues in order to ensure that the business grows for the future.

Wealth Management
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Global Wealth [1]	$127	$115	$126	$370	$382
TD Ameritrade	74	67	59	229	186
Net income	$201	$182	$185	$599	$568
1  Effective the third quarter of 2008, the Bank transferred the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 15

U.S. Personal and Commercial Banking
The acquisition of Commerce closed last quarter and the results of Commerce operations were included for the first time this quarter. Effective this quarter, the results of the wealth management, insurance and credit card business lines previously included in the U.S. Personal and Commercial Banking segment were transferred to the Canadian Personal and Commercial Banking and Wealth Management segments to align with how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the amounts are not material to the segment results.
U.S. Personal and Commercial Banking’s reported net income for the quarter was $244 million, compared with $109 million in the third quarter last year, and $100 million in the prior quarter. Adjusted net income for the quarter was $273 million, compared with $109 million in the third quarter last year and $130 million in the prior quarter. Adjusted net income for the quarter excludes $15 million of after-tax charges for restructuring and integration costs and a $14 million tax expense for a reduction in the overall tax rates applicable to future tax assets, both related directly to the Commerce acquisition. Adjusted net income for the prior quarter excluded a $30 million after-tax charge for restructuring and integration costs incurred in connection with the Commerce acquisition. There were no items of note affecting earnings in the third quarter last year. The quarter-over-quarter and year-over-year increase in adjusted net income was due to the first-time inclusion of Commerce results. The annualized return on invested capital was 6.2%, compared with 4.7% in the third quarter last year and 5.8% in the prior quarter.
Reported net income for the nine months ended July 31, 2008 was $471 million, compared with $196 million in the same period last year. On a year-to-date basis, adjusted net income was $530 million, up from $235 million in the same period last year; due largely to the Commerce acquisition as well as an increased ownership percentage starting in April 2007 due to the privatization of TD Banknorth. On a year-to-date basis, the return on invested capital was 6.0%, compared with 4.3% in the same period last year.
Revenue for the quarter was $1.0 billion, an increase of $543 million, or 112%, compared with the third quarter last year, primarily due to the acquisition of Commerce. Excluding Commerce and inter-segment business transfers, revenue in U.S. dollars increased slightly compared with the prior year due to higher fee income and solid lending growth partially offset by margin compression. Revenue increased by $551 million, or 116%, compared with the prior quarter, primarily due to the first-time inclusion of Commerce. Excluding Commerce and inter-segment business transfers, revenue in U.S. dollars declined slightly from the prior quarter due primarily to the gain recorded in the second quarter related to the Visa IPO. On a year-to-date basis, revenue increased $480 million, or 33%, compared with the same period last year, primarily due to the addition of Commerce. Excluding Commerce, year-to-date revenue in U.S. dollars increased, primarily due to growth in fee income and the Visa IPO gain. Margin on average earning assets increased from 3.86% to 3.92%, compared with the third quarter last year, and increased 19 bps compared with the prior quarter. On a year-to-date basis, the margin on average earning assets decreased by 6 bps from 3.90% to 3.84%, compared with the same period last year. The addition of Commerce including the higher yielding securities portfolio contributed to the higher margin. Excluding Commerce, margins were slightly lower.
Provision for credit losses for the quarter was $76 million which increased by $43 million, or 130%, compared with the third quarter last year, and by $30 million, or 65%, compared with the prior quarter. The increased provision for credit losses was due to the Commerce acquisition and continued softness in real estate markets. Asset quality remains solid. Net impaired loans increased by $104 million compared with the third quarter last year primarily due to the inclusion of $97 million of net impaired loans from Commerce on close. Net impaired loans increased by $38 million compared with the prior quarter due to higher impaired commercial loans in the mid-Atlantic region. Net impaired loans as a percentage of total loans and leases was 0.66%, compared with 0.61% as at the end of the prior quarter and 0.76% as at the end of the third quarter last year.
Reported non-interest expenses for the quarter were $610 million, an increase of $335 million, or 122%, from the third quarter last year and an increase of $316 million, or 107%, over the prior quarter. On an adjusted basis, non-interest expenses for the quarter were $587 million, an increase of $312 million, or 113%, compared with the third quarter last year and an increase of $341 million, or 139%, over the prior quarter. On a year-to-date basis, adjusted non-interest expenses were $1.1 billion, an increase of $191 million, or 22%, compared with the same period last year. These increases were primarily due to the Commerce acquisition partially offset by the impact of the strengthening Canadian dollar; in U.S. dollars, year-to-date adjusted expenses increased 38%. The Commerce acquisition increased average FTE staffing levels by approximately 12 thousand compared with the prior periods. The efficiency ratio for the quarter on a reported basis was 59.5% for the quarter, compared with 56.9% in the third quarter last year and 61.9% in the prior quarter. On an adjusted basis, the efficiency ratio for the quarter was 57.2%, compared with 56.9% in the same period last year and 51.7% in the prior quarter. On a year-to-date basis, the reported efficiency ratio was 58.5%, compared with 65.0% in the same period last year, and the adjusted efficiency ratio was 54.8%, compared with 59.7% in the same period last year.
Management continues to focus on asset quality, organic growth of loans and deposits, and on the ongoing integration of the TD Banknorth and Commerce organizations. We remain committed to protecting and enhancing our combined customer base during the extended integration period and all significant decisions regarding integration matters must consider the effect on the customer experience. The conversion of operating systems remains on track for the latter part of 2009. Although the banking market in the U.S. remains challenging, and there is continuing uncertainty of the ongoing market issues related to subprime real estate lending and related issues, we expect to be able to achieve our previously communicated target earnings of at least $750 million for the current fiscal year and a minimum of $1.2 billion for 2009. For more detail, see the Bank’s press release dated April 21, 2008, which is available on the Bank’s website at www.td.com, as well as on SEDAR at www.sedar.com and on the SEC’s at www.sec.gov (EDGAR filers section).

Wholesale Banking
Wholesale Banking reported net income for the quarter of $37 million, a decrease of $216 million, or 85%, compared with the third quarter last year, and a decrease of $56 million, or 60%, compared with the prior quarter. Wholesale Banking results this quarter included a $96 million before tax  ($65 million after tax) cumulative impact related to incorrectly priced financial instruments and favourable tax items. The annualized return on invested capital was 4% in the current quarter, compared with 37% in the third quarter last year and 11% in the prior quarter.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 16

Net income for the nine months ended July 31, 2008 was $293 million, down $374 million, or 56%, while the return on invested capital was 12%, compared with 34% for the same period last year.
Wholesale Banking revenue was derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $328 million, compared with $692 million in the third quarter last year and $428 million in the prior quarter. The capital markets businesses generate revenue from advisory, underwriting fees, trading, facilitation and execution services. Capital markets revenue decreased from the third quarter last year, primarily due to the cumulative impact related to incorrectly priced financial instruments noted above, weaker credit and equity trading revenue as well as lower advisory revenue, partially offset by very strong revenue in interest rate trading. Interest rate trading generated strong revenue, mainly driven by interest rates volatility and higher client activity. Credit trading revenue declined from strong revenues in the prior year due to weakness in credit markets and lower liquidity. Equity trading revenue declined primarily due to weaker equity markets and lower non-taxable transaction revenue. A decline in overall capital markets activity led to lower advisory revenue. Capital markets revenue decreased from the prior quarter, primarily due to weaker equity trading revenue, partially offset by stronger revenue in interest rate trading. The equity investment portfolio posted lower securities gains this quarter compared with the third quarter last year and the prior quarter due to weaker equity markets and lower realizations from merchant banking investments. Corporate lending revenue decreased compared with the third quarter last year and the prior quarter, primarily due to higher funding costs.
On a year-to-date basis, revenue was $1,364 million, a decrease of $605 million, or 31%, compared with the same period last year, primarily due to lower credit and equity trading revenue, weaker M&A revenue and lower securities gains.
Provision for credit losses was comprised of allowances for credit losses and accrual costs for credit protection. Provision for credit losses was $30 million in the quarter, compared with $8 million in the third quarter last year and $10 million in the prior quarter. The provision for this quarter includes specific allowances of $19 million primarily related to a single credit exposure in the merchant banking portfolio. The third quarter last year included a $3 million recovery in the merchant banking portfolio. On a year-to-date basis, provision for credit losses was $96 million, an increase of $52 million compared with the same period last year, mainly due to higher provisions in merchant banking. Wholesale Banking continues to proactively manage its credit risk and currently holds $2.4 billion in notional CDS protection.
Expenses for the quarter were $281 million, a decrease of $45 million, or 14%, compared with the third quarter last year, and a decrease of $10 million, or 3%, from the prior quarter, mainly due to lower variable compensation. On a year-to-date basis, expenses were $893 million, a decrease of $94 million, or 10%, compared with the same period last year. The efficiency ratio for the quarter was 86%, compared with 47% in the third quarter last year and 68% in the prior quarter. On a year-to-date basis, the efficiency ratio was 66%, compared with 50% in the same period last year.
Overall, Wholesale Bank had a weak third quarter driven by the charge related to incorrectly priced financial instruments, a lower net income contribution from the equity investment portfolio, and weaker capital markets activity. We expect the operating environment to remain challenging which may lead to continued weak capital market activity and lower trading revenue relative to the prior year. Our key priorities remain: solidifying our position as a top three dealer in Canada, seeking opportunities to grow proprietary trading in scalable and liquid markets, maintaining a superior rate of return on invested capital and enhancing the efficiency ratio through improved cost control.

Corporate
Corporate segment’s reported net loss was $129 million for the quarter, compared with a reported net loss of $41 million in the third quarter last year and a reported net loss of $105 million in the prior quarter. The adjusted net loss for the quarter was $40 million, compared with adjusted net income of $20 million in the same quarter last year and an adjusted net loss of $14 million in the previous quarter. Compared with last year, the increase in net loss of $60 million on an adjusted basis was driven by higher unallocated corporate expenses and costs associated with increased corporate financing activity, partially offset by tax benefits. The current quarter adjusted net loss was $26 million higher than the prior quarter, which also resulted from higher unallocated corporate expenses, partially offset by tax benefits. Unallocated corporate expenses were higher due to the timing of expense recoveries and higher capital taxes.
The Corporate segment’s reported net loss was $368 million for the nine months ended July 31, 2008. On an adjusted basis, the year-to-date net loss was $98 million or $115 million higher than last year, primarily due to higher unallocated corporate expenses, a decrease in securitization activity and costs related to increased corporate financing activity.
The difference between reported and adjusted net income for the corporate segment was due to items of note as outlined below. These items are described more fully on page 6.

Reconciliation of Corporate Segment Reported and Adjusted Net Income
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Corporate segment net income/(loss) - reported	$(129)	$(105)	$(41)	$(368)	$(209)
Items of note affecting net income, net of income taxes:
Amortization of intangibles	111	92	91	278	254
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(22)	(1)	(30)	(48)	(32)
Other tax items	-	-	-	20	-
Provision for insurance claims	-	-	-	20	-
Restructuring charges	-	-	-	-	4
Total items of note	89	91	61	270	226
Corporate segment net income/(loss) - adjusted	$(40)	$(14)	$20	$(98)	$17

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 17

TD AMERITRADE HOLDING CORPORATION
The condensed financial statements of TD AMERITRADE Holding Corporation, based on its consolidated financial statements filed with the SEC, are provided as follows:

Condensed Consolidated Balance Sheets

(millions of U.S. dollars)	June 30, 2008	Sept. 30, 2007
Assets
Receivables from brokers, dealers and clearing organizations	$5,694	$6,750
Receivables from clients, net of allowance for doubtful accounts	8,644	7,728
Other assets	5,356	3,614
Total assets	19,694	18,092
Liabilities
Payable to brokers, dealers and clearing organizations	8,881	8,387
Payable to clients	4,743	5,314
Other liabilities	3,320	2,236
Total liabilities	16,944	15,937
Stockholders' equity	$2,750	$2,155
Total liabilities and stockholders' equity	$19,694	$18,092

Condensed Consolidated Statements of Income
	For the three months ended		For the nine months ended
	June 30	June 30	June 30	June 30
(millions of U.S. dollars, except per share amounts)	2008	2007	2008	2007
Revenues
Net interest revenue	$132	$139	$419	$415
Fee-based and other revenue	492	403	1,469	1,187
Total revenue	624	542	1,888	1,602
Expenses
Employee compensation and benefits	129	115	367	321
Other	167	172	537	563
Total expenses	296	287	904	884
Other income	0	0	1	5
Pre-tax income	328	255	985	723
Provision for income taxes	124	96	353	278
Net income[1]	204	159	632	445
Earnings per share - basic	$0.34	$0.27	$1.06	$0.74
Earning per share - diluted	$0.34	$0.26	$1.05	$0.73
1  The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

BALANCE SHEET REVIEW

Total assets were $509 billion as at July 31, 2008, $87 billion higher than at October 31, 2007 of which $57 billion related to the acquisition of Commerce. The net increase was composed primarily of a $44 billion increase in loans, a $22 billion increase in securities, and a $16 billion increase in other assets. Residential mortgage loans increased $15 billion, due to volume growth in Canadian Personal and Commercial Banking and growth in U.S. Personal and Commercial Banking due to the acquisition of Commerce. Consumer and personal loans were $10 billion higher with the increase arising from volume growth in Canadian Personal and Commercial Banking and from growth in U.S. Personal and Commercial Banking due to the acquisition of Commerce. Business and government loans were up $18 billion, primarily due to the acquisition of Commerce and business loan volume growth in Wholesale Banking. Securities purchased under reverse repurchase agreements increased $6 billion as the business experienced higher client demand. Available-for-sale securities increased $25 billion, mainly due to the acquisition of Commerce. Other assets increased $16 billion, primarily due to a $6 billion increase in goodwill from U.S. Personal and Commercial Banking, and a combination of higher customer liabilities under acceptances in Canadian Commercial and Personal Banking and Wholesale Banking, an increase in land, building and equipment in U.S. Personal and Commercial Banking, and an increase in trading derivatives, primarily in Wholesale Banking due to market movement.
Total deposits were $354 billion as at July 31, 2008, $78 billion higher than at October 31, 2007 of which $47 billion related to the acquisiton of Commerce. Personal deposits increased $37 billion, largely due to increased volumes in Canadian Personal and Commercial Banking and from growth in U.S. Personal and Commercial Banking due to the acquisition of Commerce. Business and government deposits were up $39 billion, driven primarily by higher deposits in Canadian Personal and Commercial Banking, and U.S. Personal and Commercial Banking due to the acquisition of Commerce, and Corporate segment balances. Wholesale Banking trading deposits were also up $2 billion. Other liabilities decreased $5 billion, largely due to lower Wealth Management and Wholesale Banking broker payables and a lower net future tax liability in U.S. Personal and Commercial Banking. Subordinated notes and debentures increased $4 billion due to the $1 billion medium term note issuance in July 2008, a $0.5 billion issuance in the second quarter, and $2.5 billion issuance of medium term notes in the first quarter. Preferred stock increased $1.5 billion due to issuances throughout this year.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 18

The table below presents the impact of the acquisition of Commerce on the Bank's consolidated balance sheet as at July 31, 2008:

Impact of Commerce on the Bank’s Consolidated Balance Sheet
(millions of Canadian dollars)	TDBFG Consolidated, excluding the acquisition impact of Commerce[1] (July 31, 2008)	Commerce acquisition impact[2] (March 31, 2008)	TDBFG Consolidated[3] (July 31, 2008)	TDBFG Consolidated (October 31, 2007)
Assets
Cash and cash equivalents	$14,756	$408	$15,164	$16,536
Securities	120,019	25,154	145,173	123,036
Loans, net of allowance for credit losses	201,765	18,031	219,796	175,915
Goodwill	7,958	6,359	14,317	7,918
Other intangibles (gross)	1,699	1,514	3,213	2,104
Other	105,553	5,623	111,176	96,615
Total assets	$451,750	$57,089	508,839	$422,124
Liabilities
Deposits	$306,947	$47,271	$354,218	$276,393
Other	104,458	3,408	107,866	112,905
Subordinated notes and debentures, liability for preferred shares, capital trust securities and non- controlling interests in subsidiaries	15,462	-	15,462	11,422
Total liabilities	426,867	50,679	477,546	400,720
Shareholders' equity
Common shares	6,943	6,147	13,090	6,577
Contributed surplus	92	263	355	119
Preferred shares, retained earnings and accumulated other comprehensive income	17,848	-	17,848	14,708
Total shareholders' equity	24,883	6,410	31,293	21,404
Total liabilities and shareholders' equity	$451,750	$57,089	$508,839	$422,124
1  Amounts include changes in the balance sheet of Commerce subsequent to acquisition.
2  Commerce impact includes the Commerce assets and liabilities acquired (shown in Note 20 to the Interim Consolidated Financial Statements for the quarter ended July 31, 2008) and the purchase consideration for the Commerce acquisition. Cash portion of the purchase consideration is included in other liabilities.
3  The fiscal periods of Commerce and the Bank are not co-terminus. As a result, Commerce’s results for the three months ended each calendar quarter are consolidated on a one month lag with the Bank’s results for the fiscal quarter. This is the normal course of the Bank’s financial reporting.

CREDIT PORTFOLIO QUALITY

Gross impaired loans were $1,001 million at July 31, 2008, $432 million higher than at October 31, 2007, largely due to a $219 million increase in the Canadian Personal and Commercial Banking segment (the majority of which was due to a change in the definition of gross impaired loans for insured residential mortgages from 360 to 90 days past the contractual due date; as the majority are insured residential mortgages, there was no material impact to specific allowance), $150 million attributable to Commerce, and an $81 million increase in the Wholesale Banking segment. These increases were partially offset by decreases in other segments.
   Net impaired loans as at July 31, 2008, after deducting specific allowances, totalled $709 million, compared with $366 million as at October 31, 2007.
The total allowance for credit losses of $1,447 million as at July 31, 2008 comprised total specific allowances of $292 million and a general allowance of $1,155 million. Specific allowances increased by $89 million from $203 million as at October 31, 2007. The general allowance for credit losses as at July 31, 2008 was up by $63 million, compared with October 31, 2007, mainly due to the increase related to VFC and TD Banknorth. The Bank establishes general allowances to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 19

Changes in Gross Impaired Loans and Acceptances
	For the three months ended
	July 31	Oct. 31	July 31
(millions of Canadian dollars)	2008	2007	2007
Balance at beginning of period	$909	$590	$603
Additions	554	387	375
Return to performing status, repaid or sold	(231)	(188)	(166)
Write-offs	(229)	(202)	(200)
Foreign exchange and other adjustments	(2)	(18)	(22)
Balance at end of period	$1,001	$569	$590

Allowance for Credit Losses[1]
	As at
	July 31	Oct. 31	July 31
(millions of Canadian dollars)	2008	2007	2007
Specific allowance	$292	$203	$211
General allowance	1,155	1,092	1,146
Total allowance for credit losses	$1,447	$1,295	$1,357

Impaired loans net of specific allowance	$709	$366	$379
Net impaired loans as a percentage of net loans	0.3%	0.2%	0.2%
Provision for credit losses as a percentage of net average loans	0.54%	0.30%	0.39%
1  Certain comparative amounts have been restated to conform to the presentation adopted in the current period.

Non-prime Loans
As at July 31, 2008, the Bank's wholly-owned subsidiary, VFC Inc., had approximately $1.1 billion (October 31, 2007: $0.9 billion) gross exposure to non-prime loans which mainly consist of automotive loans originated in Canada. The credit loss rate, defined as the average provision for credit losses divided by the average month-end loan balance, which is an indicator of credit quality, is approximately 6% on an annual basis. The Bank’s portfolio continues to perform as expected. These loans are recorded at amortized cost. See Note 3 to the 2007 Annual Consolidated Financial Statements for further information regarding the accounting for loans and related credit losses.

Exposure to Alt-A Securities
As discussed in Note 20 to the Interim Consolidated Financial Statements for the quarter ended July 31, 2008, the results of Commerce are recorded on a one month lag basis, therefore the balance sheet values of Commerce assets recorded in the Bank’s consolidated balance sheet as at July 31, 2008, represent the fair value of Commerce assets at June 30, 2008.
As at July 31, 2008, due to its acquisition of Commerce, the Bank had $3.6 billion (October 31, 2007: nil) exposure to Alt-A mortgages in residential mortgage-backed securities (RMBS) collateralized primarily by fixed-rate mortgages with no rate reset features. Upon the acquisition of Commerce, this portfolio was recorded at fair value. The Bank’s Alt-A exposures are fair valued using broker-dealer quotes. Based on the Bank’s analysis, the intrinsic value of the portfolio is considered to exceed the fair value, net of a liquidity discount, in today’s market. The Bank does not hedge the portfolio for credit risk. These securities have public debt ratings of mainly AAA and are accounted for as available-for-sale securities. The fair value of the Alt-A RMBS declined by $233 million in the month of July 2008, due to deterioration in liquidity in the market for these securities, which will be reflected in the fourth quarter of 2008.
Subsequent to June 30, 2008, the public debt ratings for certain securities have been down graded from AAA to AA, BBB and BB. The following table discloses the fair value of the securities by vintage year:

Alt-A Securities Exposure by Vintage Year
As at
July 31
(millions of Canadian dollars)	2008
2003	$434
2004	774
2005	1,008
2006	541
2007	814
Total Alt-A securities	$3,571

CAPITAL POSITION

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions (OSFI). Effective November 1, 2007, the Bank began calculating its regulatory capital under the new capital adequacy rules included in Basel II. The top corporate entity to which Basel II applies at the consolidated level is The Toronto-Dominion Bank.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 20

Under Basel II, risk-weighted assets (RWA) are calculated for each of credit risk, market risk and operational risk. Operational risk is a new component of total RWA and represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank’s RWA were as follows:

Risk-weighted Assets
(millions of Canadian dollars)	As at July 31, 2008	As at Apr. 30, 2008
Risk-weighted assets (RWA) for:
Credit risk	$152,326	$147,617
Market risk	8,179	7,140
Operational risk	24,169	23,878
Total RWA	$184,674	$178,635

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. As at July 31, 2008, the Bank’s Tier 1 capital ratio was 9.5% and the Total capital ratio was 13.4%, computed under Basel II. Under Basel I, the Bank’s Tier 1 capital ratio and Total capital ratio were 10.3% and 13.0%, respectively, at October 31, 2007.
The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet and periodic issuance of capital securities.
For accounting purposes, GAAP is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.
During the quarter, the Bank issued $250 million of its 5-Year Rate Reset Preferred Shares, Series S and $250 million of its 5-Year Rate Reset Preferred Shares, Series Y. Also during the quarter, the Bank issued $650 million and $375 million of medium term notes constituting subordinated indebtedness which qualify as Tier 2B regulatory capital. For further details of debt and equity issues/repurchases, see Notes 6, 7 and 8 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 9 to the Interim Consolidated Financial Statements.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks in order to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives. Our businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. We respond by developing business and risk management strategies for our various business units taking into consideration the risks and business environment in which we operate. Through our businesses and operations, we are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. This framework outlines appropriate risk oversight processes and the consistent communication and reporting of key risks that could hinder the achievement of our business objectives and strategies. Our risk governance structure and risk management approach have not substantially changed from that described in our 2007 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see our 2007 Annual Report.

WHO MANAGES RISK
We have a risk governance structure in place that emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. Our structure ensures that important information about risks flows up from the business units and oversight functions to the Senior Executive Team and the Board of Directors.

HOW WE MANAGE RISK
We have a comprehensive and proactive risk management approach that combines the experience and specialized knowledge of individual business units, risk professionals and the corporate oversight functions. Our approach is designed to promote a strong risk management culture and ensure alignment to our strategic objectives. It includes:
•	Maintaining appropriate enterprise-wide risk management policies and practices including guidelines, requirements and limits to ensure risks are managed to acceptable levels;
•	Subjecting risk management policies to regular review and evaluation by the Executive Committees and review and approval by the Risk Committee of the Board;
•
An integrated enterprise-wide risk monitoring and reporting process that communicates key elements of our risk profile, both quantitatively and qualitatively, to senior management and the Board of Directors;

•	Maintaining risk measurement methodologies that support risk quantification, including Value-at-Risk (VaR) analysis, scenario analysis and stress-testing;

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 21

•
Annual self-assessments by significant business units and corporate oversight functions of their key risks and internal controls. Overall significant risk issues are identified, escalated and monitored as needed;

•	Supporting appropriate performance measurement that allocates risk-based economic capital to businesses and charges a cost against that capital;
•	Actively monitoring internal and external risk events to assess whether our internal controls are effective;
•	Independent and comprehensive reviews conducted by the Audit Department of the quality of the internal control environment and compliance with established risk management policies and procedure.

Basel II
Basel II is a framework developed by the Basel Committee on Banking Supervision, with the objectives of improving the consistency of capital requirements internationally and making required regulatory capital more risk sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit-, market- and operational-risk-based regulatory capital. Under the more sophisticated approaches, banks develop their own internal estimates of risk parameters, which are used in the determination of RWA and calculation of regulatory capital.
The Bank has implemented the Advanced Internal Ratings Based (AIRB) approach to credit risk for all material portfolios, with some exemptions and waivers in place to use the Standardized approach as outlined below. We do not use the Foundation Internal Ratings Based approach.
•
Exemptions are available for non-material portfolios to remain under the Standardized approach indefinitely. We have exemptions in place covering some small exposures in North America. The continued appropriateness of the Standardized approach will be reconfirmed annually by Risk Management.

•
Waivers are available to use the Standardized approach for a defined period of time where there are clear plans in place to implement the AIRB approach. We have received waivers for our Margin Trading Book, some small Retail portfolios and the majority of our TD Banknorth portfolios. Detailed plans are in place to implement the AIRB approach for these portfolios within timelines agreed with OSFI. Commerce portfolios are reported using the Interim Approach to Reporting, moving to the Standardized approach in 2009.

We are compliant with the market risk requirements as at October 31, 2007 and are implementing the additional market risk requirements within the OSFI-established timelines. For operational risk, the Basic Indicator Approach is used primarily for TD Banknorth and Commerce. For the rest of the Bank, we use The Standardized Approach.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market and liquidity risks as required under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments - Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas, presented on pages 21 to 28, form an integral part of the unaudited interim consolidated financial statements for the quarter ended July 31, 2008.

CREDIT RISK
Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations in accordance with agreed terms.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves settlements between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.
Our primary objective is to create a methodological approach to our credit risk assessment in order to better understand, select and manage our exposures to deliver reduced earnings volatility.
Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of accountability, independence and balance.

Who Manages Credit Risk
The responsibility for credit risk management is enterprise-wide in scope.
Credit risk control functions are integrated into each business to reinforce ownership of credit risk, reporting to the Risk Management Department to ensure objectivity and accountability.
Each business segment’s credit risk control unit is primarily responsible for credit adjudication, and is subject to compliance with established policies, exposure guidelines and discretionary limits, as well as adherence to established standards of credit assessment, with escalation to the Risk Management Department for material credit decisions.
Independent oversight of credit risk is provided by the Risk Management Department, through the development of centralized policies to govern and control portfolio risks and product specific policies as required.
The Risk Committee of the Board ultimately oversees the management of credit risk and annually approves all major credit risk policies.

How we Manage Credit Risk
Credit Risk is managed through a centralized infrastructure based on:

•	Centralized approval by the Risk Management Department of all credit risk policies and the discretionary limits of officers throughout the Bank for extending lines of credit;
•
The establishment of guidelines to monitor and limit concentrations in the portfolios in accordance with the Board approved, enterprise-wide policies governing country risk, industry risk and group exposures;

•
The development and implementation of credit risk models and policies for establishing borrower and facility risk ratings to quantify and monitor the level of risk and facilitate its management in our Commercial Banking and Wholesale Banking businesses. Risk ratings are also used to determine the amount of credit exposure we are willing to extend to a particular borrower.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 22

•	Approval of the scoring techniques and standards used in extending, monitoring and reporting of personal credit in our retail businesses;
•	Implementation of management processes to monitor country, industry and counterparty risk ratings which include daily, monthly and quarterly review requirements for credit exposures;
•	Implementation of an ongoing monitoring process for the key risk parameters used in our credit risk models.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has counterparty exposure in a number of countries, with the majority of the exposure in North America. Country risk ratings are based on approved risk rating models and qualitative factors and are used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and subject to a detailed review at least annually.
As part of our credit risk strategy, we establish credit exposure limits for specific industry sectors. We monitor industry concentration limits to ensure the diversification of our loan portfolio. Industry exposure guidelines are a key element of this process as they limit exposure based on an internal risk rating score determined through the use of our industry risk rating model and detailed industry analysis.
If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, the Risk Management Department assigns a maximum exposure limit or a concentration limit which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry.
Credit derivatives may be used from time to time to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques.

Credit Risk Exposures under Basel II
Gross credit risk exposures include both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives and certain repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees and certain repo-style transactions. The calculation of gross credit risk exposures differs under each of the two approaches we use to measure credit risk: the Standardized approach and the AIRB approach.
Gross credit risk exposures, measured before credit risk mitigants, are given below:

Gross Credit Risk Exposures[1] by Counterparty Type - Standardized and AIRB Approaches
	As at July 31, 2008			As at April 30, 2008
(millions of Canadian dollars)	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$7,517	$134,518	$142,035	$7,849	$124,927	$132,776
Qualifying revolving retail	-	41,979	41,979	-	41,019	41,019
Other retail	15,942	19,715	35,657	15,375	20,040	35,415
Total retail	23,459	196,212	219,671	23,224	185,986	209,210
Non-retail
Corporate	45,703	102,884	148,587	45,019	99,646	144,665
Sovereign	282	40,515	40,797	724	42,261	42,985
Bank	6,126	80,533	86,659	6,841	84,982	91,823
Total non-retail	52,111	223,932	276,043	52,584	226,889	279,473
Gross credit risk exposures	$75,570	$420,144	$495,714	$75,808	$412,875	$488,683
1 Gross credit risk exposures exclude equity and securitization exposures.

Credit Risk Exposures subject to the Standardized approach
Under the Standardized approach, used primarily for TD Banknorth portfolios, balance sheet exposures (net of specific allowances) are multiplied by OSFI-prescribed risk-weights to calculate RWA. Risk-weights are assigned based on certain factors including counterparty type, product type and the nature/extent of credit risk mitigation. External credit ratings from Moody’s Investors Service are used to determine the risk-weight of our Sovereign and U.S. Bank exposures. For off-balance sheet exposures, the notional amount of the exposure is multiplied by a credit conversion factor to produce a credit equivalent amount which is then treated in the same manner as an on-balance sheet exposure.
Commerce exposures are currently subject to the Interim Approach to Reporting. This approach is similar to the Standardized approach, with the exception of Small business entities, which receive a higher risk-weight under the Interim Approach to Reporting than they do under the Standardized approach.

Credit Risk Exposures subject to the AIRB approach
Banks adopting the AIRB approach to credit risk are required to categorize banking-book exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in our financial statements.
Our credit risk exposures are categorized into two main portfolios, non-retail and retail. For the non-retail portfolio, exposures are managed on an individual basis, using industry and sector-specific credit risk models, and expert judgement. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign (governments, central banks and certain public sector entities), and bank (regulated deposit-taking institutions, securities firms and certain public sector entities).
For the retail portfolio (individuals and small businesses), exposures are managed on a pooled basis, using predictive credit scoring techniques. We have categorized three sub-types of retail exposures: residential secured (e.g. individual mortgages, home equity lines of credit), qualifying revolving retail (e.g. individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g. personal loans, student lines of credit, small business banking credit products).

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 23

Risk Parameters
Under the AIRB approach, we have developed internal risk rating systems based on key risk estimates; first, probability of default (PD) – The likelihood the borrower will default within a one-year time horizon; second, exposure at default (EAD) – the estimated value of the expected exposure at the time of default; and third, loss given default (LGD) – the expected loss when a borrower defaults, expressed as a percentage of EAD. Application of these risk parameters allows us to measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Non-retail Exposures
Credit risk for non-retail exposures is evaluated through a two-dimensional risk rating system comprised of a borrower risk rating and a facility risk rating, which is applied to all corporate, sovereign, and bank exposures. The risk ratings are determined through the use of industry and sector-specific credit risk models designed to quantify and monitor the level of risk and facilitate its management. All borrowers and facilities are assigned an internal risk rating which must be reviewed at least once each year.
Each borrower is assigned a borrower risk rating that reflects the PD of the borrower. Key factors in the assessment of borrower risk include the borrower’s competitive position, industry, financial performance, economic trends, management and access to funds. The facility risk rating maps to LGD and takes into account facility-specific characteristics, such as collateral, seniority of debt, and structure.
Internal risk ratings form the basis of several decision-making processes within the organization, including the calculation of general allowances for credit losses, regulatory capital and economic capital. Internal ratings are also integral to portfolio monitoring and management, and are used in setting exposure limits and loan pricing.

Retail Exposures
Our retail credit segment is composed of a large number of customers, and includes residential mortgages, unsecured loans, credit card receivables and small business credits. Requests for retail credit are processed using automated credit and behavioural scoring systems or, for larger and more complex transactions, directed to underwriters in regional credit centres who operate within designated approval limits. Once retail credits are funded they are monitored on an ongoing basis using quantitative customer management programs which utilize current internal and external risk indicators to identify changes in risk.
Retail exposures are assessed on a pooled basis, with each pool consisting of exposures that possess similar homogeneous characteristics. Pools are segmented by product type and by the forward-looking one-year PD estimate. Credit risk is evaluated through statistically derived analytical models and decision strategies. Proprietary statistical models have been developed for each retail product portfolio based on a minimum of 10 years of internal historical data. Credit risk parameters (PD, EAD and LGD) for each individual facility are updated quarterly using the most recent borrower credit bureau and product-related information. The calculation of LGD includes an adjustment to reflect the potential of increased loss during an economic downturn.

Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies are subject to independent validation to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•
Risk parameter estimates - PDs, EADs and LGDs are reviewed and updated against actual loss experience and benchmarked against public sources of information to ensure estimates continue to be reasonable predictors of potential loss

•	Model performance - estimates continue to be discriminatory, stable and predictive
•	Data quality - data used in the risk rating system is accurate, appropriate and sufficient
•	Assumptions - key assumptions underlying model development remain valid for the current portfolio and environment
The Risk Management Department contributes to the oversight of the credit risk rating system in accordance with the Bank’s model risk rating policy. The Risk Committee of the Board is apprised of the performance of the credit risk rating system, at a minimum, on an annual basis. The Risk Committee must approve any material changes to the Bank’s credit risk rating system.

Stress Testing
Sensitivity and stress tests are used to ascertain the size of probable losses under a range of scenarios for our credit portfolios. Sensitivity tests are performed using different market and economic assumptions to examine the impact on portfolio metrics. Stress tests are also employed to assess client-specific and portfolio vulnerability to the effects of severe but plausible conditions, such as material market or industry disruption or economic downturn.

Credit Risk Mitigation
There are documented policies and procedures in place for the valuation and management of financial and non-financial collateral, for vetting and negotiation of netting agreements, and other credit risk mitigation techniques used in connection with on- and off-balance sheet banking activities which result in credit exposure. The amount and type of collateral and other credit enhancements required depend on the Bank’s internal assessment of counterparty credit quality and repayment capacity.
Non-financial collateral is primarily used in connection with retail exposures. Enterprise-wide standards for collateral valuation, frequency of recalculation of the collateral requirement, documentation, registration and perfection procedures and monitoring are in effect. Non-financial collateral taken by the Bank includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory and fixed assets. Non-financial collateral is concentrated in residential real estate and business assets.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 24

Financial collateral is primarily used in connection with non-retail exposures. Financial collateral processes are centralized in the Treasury Credit group within Wholesale Banking and include pre-defined haircuts and procedures for the receipt, safekeeping and release of the pledged securities. The main types of financial collateral taken by the Bank include cash and negotiable securities issued by governments and investment grade issuers.
Guarantees may be taken in order to reduce the risk in credit exposures. For guarantees taken in support of a pool of retail exposures, the guarantor must be a government agency or investment grade issuer.
The Bank makes use of credit derivatives and on-balance sheet netting for the purposes of credit risk mitigation. Derivative counterparties are investment grade financial institutions with the additional benefit of netting agreements and collateral support agreements. Credit policies are in place that limit the amount of credit exposure to an entity based on the credit quality and repayment capacity of the entity.
Off-balance sheet transactions with qualifying financial institutions are subject to netting agreements and collateral agreements. Residual credit exposure, after the effects of collateral, are calculated and reported daily. This represents a substantial portion of credit risk mitigation used in connection with off-balance sheet items and related credit exposures.

MARKET RISK
Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in interest rates, foreign exchange rates, equity and commodity prices and credit spreads.
We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities.

Market Risk in Trading Activities
The four main trading activities that expose us to market risk are:

• Market making: We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices;

• Sales: We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions;

• Arbitrage: We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies;

• Positioning: We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

Who Manages Market Risk in Trading Activities
Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk Management within the Risk Management Department.

How we Manage Market Risk in Trading Activities

Trading Limits
We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business.
The core market risk limits are based on the key risk drivers in the business and can include notional limits, credit spread limits, yield curve shift limits, price and volatility shift limits.
Another primary measure of trading limits is Value-at-Risk (VaR) which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities.
At the end of each day, risk positions are compared with risk limits, with excesses reported in accordance with established market risk policies and procedures.

Calculating VaR
We estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the most recent 259 trading days of market price and rate changes as well as the market value changes associated with probability of Debt Issuer rating migrations and defaults. VaR is then computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

The following graph discloses daily VaR usage and trading-related income[1] within the Wholesale Banking segment. During the quarter, there was one day where the loss exceeded the Total VaR. This was a result of the $96 million pre-tax cumulative impact related to the incorrectly priced financial instruments.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 25

[1] Trading-related income is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income.
Value-at-Risk Usage
	For the quarters ended								For the nine months ended
(millions of Canadian dollars)	July 31, 2008						April 30, 2008 Average	July 31, 2007 Average	July 31, 2008 Average	July 31, 2007 Average
	As at	Average	High		Low
Interest rate and credit spread risk	$29.1	$25.6	$31.1		19.2		$26.3	$7.2	22.6	$7.2
Equity risk	12.9	13.4	18.7		10.5		10.2	6.0	9.7	7.8
Foreign exchange risk	4.1	3.8	7.0		1.6		2.4	1.9	2.9	2.0
Commodity risk	0.5	1.5	2.6		0.5		1.6	1.5	1.4	1.5
Debt specific risk	43.4	35.1	47.0		24.2		31.2	13.2	28.5	13.5
Diversification effect[1]	(35.5)	(33.0)	n/m	[2]	n/m	[2]	(29.8)	(13.5)	(27.6)	(15.2)
Total Value-at-Risk	$54.5	$46.4	$57.8		$34.7		$41.9	16.3	$37.5	$16.8
[1] The aggregate VaR is less then the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2] Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stress Testing
Our trading business is subject to an overall global stress test limit. As well, each global business has a stress test limit, and each broad risk class has an overall stress test limit.
Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

Market Risk in Investment Activities
We are also exposed to market risk in the Bank’s own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure and mitigate those risks.

Who Manages Market Risk in Investment Activities
The TDBFG Investment Committee regularly reviews the performance of the Bank’s own investments and assesses the success of the portfolio managers. Similarly, the Merchant Banking Investment Committee reviews and approves merchant banking investments. The Risk Committee of the Board reviews and approves the investment policies and limits for the Bank’s own portfolio and for the merchant banking business.

How we Manage Risk in Investment Activities
We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers, such as sector and security exposures, as well as the influence of market factors.

Market Risk in Non-trading Banking Transactions
We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset/Liability Management
Asset/liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 26

Who is Responsible for Asset/Liability Management
The Treasury and Balance Sheet Management Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee, which is chaired by the Chief Financial Officer, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

How we Manage our Asset and Liability Positions
When Bank products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
• Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value;
• Measuring the contribution of each Bank product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers;
• Developing and implementing strategies to stabilize net income from all personal and commercial banking products.
We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called “mismatched positions.” An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.
Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.
Interest rate risk is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on both the Bank’s annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100 bps unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from a 100 bps unfavourable interest rate shock.
Valuations of all asset and liability positions, as well as off-balance sheet exposures, are performed regularly. Our objectives are to protect the present value of the margin booked at the time of inception for fixed-rate assets and liabilities, and to reduce the volatility of net interest income over time.
The interest rate risk exposures from instruments with closed (non-optioned) fixed-rate cash flows are measured and managed separately from embedded product options. Projected future cash flows include the impact of modeled exposures for:
• An assumed maturity profile for our core deposit portfolio;
• Our targeted investment profile on our net equity position;
• Liquidation assumptions on mortgages other than from embedded pre-payment options.
The objective of portfolio management within the closed book is to eliminate cash flow mismatches, thereby reducing the volatility of net interest income.
Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk.
Our exposure from freestanding mortgage rate commitment options is modeled based on an expected funding ratio derived from historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model an exposure to declining interest rates resulting in margin compression on certain demand deposit accounts that are interest rate sensitive. Product option exposures are managed by purchasing options or through a dynamic hedging process designed to replicate the payoff on a purchased option.
The Bank’s policy sets overall limits on EVaR and EaR based on 100 bps interest rate shock for its management of Canadian and U.S. non-trading interest rate risk.
The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities and derivative instruments used for interest rate risk management instruments. Starting this quarter, the EVaR exposure includes the Commerce portfolios.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 27

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2008, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $66.4 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $88.7 million after tax.

The following table shows the sensitivity by currency for those currencies where the Bank has material exposure.

Sensitivity of After-tax Economic Value at Risk by Currency
(millions of Canadian dollars)	As at July 31, 2008		As at April 30, 2008
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(7.8)	$(21.6)	$16.1	$(53.4)
U.S. dollar	(58.7)	(67.1)	35.3	(70.6)

Managing Non-trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.
We are exposed to non-trading foreign exchange risk from our investments in foreign operations, and when our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and equity, and also our capital ratios. Our objective is to minimize these impacts.
Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investments in foreign operations is hedged to the point where capital ratios change by no more than a tolerable amount for a given change in foreign exchange rates.

LIQUIDITY RISK
Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due and to sustain and grow our assets and operations both under normal and stress conditions. In the unlikely event of a funding disruption, we need to be able to continue to function without being forced to sell too many of our assets. The process that ensures adequate access to funds is known as the management of liquidity risk.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 28

Who Manages Liquidity Risk
The Asset/Liability Committee oversees our liquidity risk management program. It ensures that a management structure is in place to properly measure and manage liquidity risk. In addition, a Global Liquidity Forum, comprising senior management from Finance, Treasury and Balance Sheet Management, Risk Management and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the Asset/Liability Committee to maintain our liquidity position within limits in both normal and stress conditions. We have one global liquidity risk policy, but the major operating areas measure and manage liquidity risks as follows:

•
The Treasury and Balance Sheet Management Department is responsible for consolidating and reporting the Bank’s global liquidity risk position and for managing the Canadian Personal and Commercial Banking liquidity position.

•	Wholesale Banking is responsible for managing the liquidity risks inherent in the wholesale banking portfolios.
•	U.S. Personal and Commercial Banking is responsible for managing its liquidity position.
•	Each area must comply with the Global Liquidity Risk Management policy that is periodically reviewed and approved by the Risk Committee of the Board.

How we Manage Liquidity Risk
Our overall liquidity requirement is defined as the amount of liquidity required to fund expected cash outflows, as well as a liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
We measure liquidity requirements using a conservative base case scenario to define the amount of liquidity that must be held at all times for a specified minimum period. This scenario provides coverage for 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecast operational requirements. In addition, we provide for coverage of Bank-sponsored funding programs, such as Bankers’ Acceptance notes we issue on behalf of clients, and Bank-sponsored Asset-backed Commercial Paper. We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully collateralized basis for a period up to one year.
We meet liquidity requirements by holding assets that can be readily converted into cash, and by managing our cash flows. To be considered readily convertible into cash, assets must be currently marketable, of sufficient credit quality and available for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets needed for collateral purposes or those that are similarly unavailable are not considered readily convertible into cash.
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on a global basis to ensure consistent and efficient management of liquidity risk across all of our operations. On July 31, 2008, our consolidated surplus liquid asset position up to 90 days was $3.6 billion, compared with a surplus liquid asset position of $7.8 billion on October 31, 2007. Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.

Contingency Planning
If a liquidity crisis were to occur, we have contingency plans in place to ensure that we can meet all our obligations as they come due.
At the time of preparing this report, global debt markets were experiencing a significant liquidity event. During that time, we continued to operate within our liquidity risk management framework and limit structure.

OFF-BALANCE SHEET ARRANGEMENTS
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Consolidated Balance Sheet.

Securitization of Bank-originated Assets
The Bank securitizes residential mortgages, personal loans, credit card loans and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of these securitization exposures are as follows:

Total Outstanding Exposures Securitized by the Bank as an Originator[1,2]
(millions of Canadian dollars)	As at July 31, 2008				As at October 31, 2007
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Significant unconsolidated QSPEs		Significant unconsolidated SPEs
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$-	$-	$20,262	$316	$-	$-	$20,352	$289
Personal loans	8,500	90	-	-	9,000	71	-	-
Credit card loans	-	-	-	-	800	6	-	-
Commercial mortgage loans	151	4	-	-	163	5	-	-
	$8,651	$94	$20,262	$316	$9,963	$82	$20,352	$289
1  Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2  In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 29

Residential mortgage loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal loans
The Bank securitizes personal loans through QSPEs, as well as single-seller conduits via QSPEs. These structures are used to enhance the Bank’s liquidity position, to diversify its sources of funding and to optimize the management of its balance sheet. As at July 31, 2008, the single-seller conduits had $5.1 billion (October 31, 2007 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $3.4 billion (October 31, 2007 - $3.9 billion) of term notes outstanding. While the probability of loss is negligible, as at July 31, 2008, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2007 - $5.1 billion) of which $1.1 billion of underlying personal loans was government insured. Additionally, the Bank had retained interests of $90 million (October 31, 2007 - $71 million) relating to excess spread.

Credit card loans
The Bank provides credit enhancement to the QSPE through its retained interests in the excess spread. As at July 31, 2008, the outstanding  term notes issued by the credit card loan securitization vehicle matured; as such, the maximum potential exposure to loss was nil (October 31, 2007 - $6 million) through retained interests.

Commercial mortgage loans
As at July 31, 2008, the Bank’s maximum potential exposure to loss was $4.3 million (October 31, 2007 - $5 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. All Bank-sponsored third party-originated assets are securitized through SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $11.6 billion (October 31, 2007 - $12.7 billion) as at July 31, 2008. Further, the Bank has committed to an additional $1.56 billion (October 31, 2007 - $2.5 billion) in liquidity facilities for asset-backed commercial paper that could potentially be issued by the conduits. As at
July 31, 2008, the Bank also provided deal-specific credit enhancement in the amount of $79 million (October 31, 2007 - $59 million). Note 25 to the Bank’s 2007 Annual Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to commit.
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, asset-backed commercial paper conduits are as follows:

Total Exposure to Third-Party originated Assets Securitized by Bank-Sponsored Conduits[1]

(millions of Canadian dollars)	As at July 31, 2008				As at October 31, 2007
	Significant unconsolidated SPEs	Ratings profile of SPE asset class		Expected weighted average life (years)[2]	Significant unconsolidated SPEs	Ratings profile of SPE asset class
		AAA	AA+ to AA-			AAA	AA+ to AA-
Residential mortgage loans	$3,435	$3,381	$54	1.77	$3,046	$2,998	$48
Credit card loans	500	500	-	3.97	486	486	-
Automobile loans and leases	5,003	4,999	4	1.39	5,593	5,589	4
Equipment loans and leases	726	726	-	1.91	701	700	1
Trade receivables	1,923	1,896	27	3.19	2,833	2,805	28
	$11,587	$11,502	$85	1.94	$12,659	$12,578	$81
1 Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2  Expected weighted average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted average life of the assets for amortizing pools.

Liquidity Facilities to Third Party-sponsored Conduits
The Bank has exposure to the U.S. arising from providing liquidity facilities of $462 million (October 31, 2007 - $427 million) to third party-sponsored conduits of which none has been drawn. The assets within these conduits are primarily comprised of automotive-related financing assets, including loans and leases. In the event that the facilities are drawn, the Bank’s credit exposure will mainly be AAA rated.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 30

Other Investment and Financing Products
Other Financing Transactions
The Bank enters into transactions with major U.S. corporate clients through jointly-owned VIEs as a means to provide them with cost efficient financing. Under these transactions, as at July 31, 2008, the Bank provided approximately $2.0 billion (October 31, 2007 - $3.0 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with credit ratings from AA to AA+ on an S&P equivalent basis fully covering its investments in these VIEs. At the inception of the transactions, the counterparties posted collateral in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. At July 31, 2008, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $785 million (October 31, 2007 - $1.5 billion). As at July 31, 2008, the Bank’s maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $2.0 billion (October 31, 2007 - $3.0 billion). The transactions allow the Bank unilateral discretion to exit the transactions every 30 to 90 days. As at July 31, 2008, these VIEs had assets totaling more than $9.8 billion (October 31, 2007 - $12.0 billion).

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). Total CDOs purchased and sold in the trading portfolio were as follows:

(millions of Canadian dollars)		July 31, 2008[1]		October 31, 2007[1]
		Notional amount	Positive / (negative) fair value	Notional amount	Positive / (negative) fair value
Funded
CDOs - Purchased protection via TD-issued credit linked notes		$296	$(136)	$304	$(205)

Unfunded
CDOs - Sold protection	- positive fair value	834	-	742	5
	- negative fair value	-	(118)	-	(13)
CDOs - Purchased protection	- positive fair value	256	47	371	10
	- negative fair value	-	(36)	-	(7)

Unfunded - Similar Reference Portfolio
CDOs - Sold protection	- positive fair value	1,562	6	1,367	-
	- negative fair value	-	(183)	-	(38)
CDOs - Purchased protection	- positive fair value	1,616	196	1,485	47
	- negative fair value	-	(6)	-	(6)
1 This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs. The CDOs are referenced to primarily investment-grade corporate debt securities. The hedges on the similar reference portfolio are not entered into with monoline insurers; rather they are entered into with global financial institutions, such as universal banks or broker-dealers. All exposures are managed with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $23 million to an increase in the fair value by $26 million. A sensitivity analysis was performed for all items fair valued using valuation techniques with significant non-observable market inputs, and disclosed in the Bank’s 2007 Annual Consolidated Financial Statements.

Leveraged Finance Credit Commitments
The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Included in ‘commitments to extend credit’, in Note 25 to the Bank’s 2007 Annual Consolidated Financial Statements, are leveraged finance commitments. Leveraged finance commitments, are agreements that provide funding to a wholesale borrower with higher levels of debt, typically measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at July 31, 2008, was not significant, except for its commitment to provide funding in the amount of $3.3 billion (October 31, 2007 - $3.3 billion) to a consortium led by Ontario Teachers’ Pension Plan in their bid to privatize BCE Inc. and is now expected to close in December  2008. These products may expose the Bank to liquidity and credit risks. There are adequate risk management and control processes in place to mitigate these risks. Note 25 to the Bank’s 2007 Annual Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend. Funding commitments on loans that the Bank intends to syndicate are recorded as a derivative at fair value with changes in fair value recorded through income.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 31

RELATED-PARTY TRANSACTIONS

During the quarter ended January 31, 2008, the Bank purchased certain securities with a notional value of approximately $300 million at par from a fund that is managed by the Bank. The Bank immediately recognized a securities loss of $45 million that was recorded in the Wholesale Banking segment.

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results[1]
	For the three months ended
			2008				2007	2006
(millions of Canadian dollars)	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$2,437	$1,858	$1,788	$1,808	$1,783	$1,662	$1,671	$1,714
Other income	1,600	1,530	1,816	1,742	1,899	1,882	1,834	1,604
Total revenue	4,037	3,388	3,604	3,550	3,682	3,544	3,505	3,318
Provision for credit losses	(288)	(232)	(255)	(139)	(171)	(172)	(163)	(170)
Non-interest expenses	(2,701)	(2,206)	(2,228)	(2,241)	(2,216)	(2,297)	(2,221)	(2,211)
Provision for income taxes	(122)	(160)	(235)	(153)	(248)	(234)	(218)	(175)
Non-controlling interests	(8)	(9)	(8)	(8)	(13)	(27)	(47)	(48)
Equity in net income of an associated company, net of income taxes	79	71	92	85	69	65	65	48
Net income - reported	997	852	970	1,094	1,103	879	921	762
Items of note affecting net income, net of income taxes:
Amortization of intangibles	111	92	75	99	91	80	83	87
Gain relating to restructuring of Visa	-	-	-	(135)	-	-	-	-
TD Banknorth restructuring, privatization and merger-related charges	-	-	-	-	-	43	-	-
Restructuring and integration charges relating to the Commerce acquisition	15	30	-	-	-	-	-	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(22)	(1)	(25)	2	(30)	(7)	5	8
Other tax items	14	-	20	-	-	-	-	-
Provision for insurance claims	-	-	20	-	-	-	-	-
Initial set up of specific allowance for credit card and overdraft loans	-	-	-	-	-	-	-	18
General allowance release	-	-	-	(39)	-	-	-	-
Total adjustments for items of note, net of income taxes	118	121	90	(73)	61	116	88	113
Net income - adjusted	1,115	973	1,060	1,021	1,164	995	1,009	875
Preferred dividends	(17)	(11)	(8)	(5)	(2)	(7)	(6)	(5)
Net income available to common shareholders - adjusted	$1,098	$962	$1,052	$1,016	$1,162	$988	$1,003	$870

(Canadian dollars)
Basic earnings per share
- reported	$1.22	$1.12	$1.34	$1.52	$1.53	$1.21	$1.27	$1.05
- adjusted	1.37	1.33	1.46	1.42	1.61	1.37	1.40	1.21
Diluted earnings per share
- reported	1.21	1.12	1.33	1.50	1.51	1.20	1.26	1.04
- adjusted	1.35	1.32	1.45	1.40	1.60	1.36	1.38	1.20
Return on common shareholders’ equity	13.4%	13.4%	18.0%	20.8%	21.0%	17.1%	18.2%	15.7%
 1 Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 32

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, as presented on pages 33 to 47 of this Report to Shareholders, have been prepared in accordance with GAAP. These Interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2007. The accounting policies used in the preparation of these Consolidated Financial Statements are consistent with those used in the Bank’s October 31, 2007 audited Consolidated Financial Statements, except as described below.

Changes in Significant Accounting Policies
Capital Disclosures
Effective November 1, 2007, the CICA’s new accounting standard, Section 1535, Capital Disclosures, was implemented, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new guidance did not have an effect on the financial position or earnings of the Bank.

Financial Instruments Disclosures and Presentation
Effective November 1, 2007, the accounting and disclosure requirements of the CICA’s two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, were implemented. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Accounting for Transaction Costs of Financial Instruments Classified Other Than as Held For Trading
Effective November 1, 2007, the Bank adopted EIC-166, Accounting Policy Choice for Transaction Costs. This abstract provided clarity around the application of accounting guidance related to transaction costs that is codified in Section 3855, Financial Instruments - Recognition and Measurement. More specifically, the abstract contemplated whether an entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than as held for trading or whether these transaction costs may be recognized in net income for certain of these financial assets and liabilities and added to the carrying amount for other financial assets and liabilities. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2007 Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 33

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	July 31	Oct. 31
(millions of Canadian dollars)	2008	2007
ASSETS
Cash and due from banks	$2,719	$1,790
Interest-bearing deposits with banks	12,445	14,746
	15,164	16,536
Securities
Trading	73,670	77,637
Designated as trading under the fair value option	2,037	2,012
Available-for-sale	60,155	35,650
Held-to-maturity	9,311	7,737
	145,173	123,036
Securities purchased under reverse repurchase agreements	34,138	27,648
Loans
Residential mortgages	73,229	58,485
Consumer installment and other personal	77,206	67,532
Credit card	7,227	5,700
Business and government	62,964	44,258
Business and government designated as trading under the fair value option	617	1,235
	221,243	177,210
Allowance for credit losses (Note 4)	(1,447)	(1,295)
Loans, net of allowance for credit losses	219,796	175,915
Other
Customers’ liability under acceptances	10,844	9,279
Investment in TD Ameritrade	4,877	4,515
Trading derivatives	38,385	36,052
Goodwill	14,317	7,918
Other intangibles	3,213	2,104
Land, buildings and equipment	3,687	1,822
Other assets	19,245	17,299
	94,568	78,989
Total assets	$508,839	$422,124

LIABILITIES
Deposits
Personal	$184,643	$147,561
Banks	10,169	10,162
Business and government	111,964	73,322
Trading	47,442	45,348
	354,218	276,393
Other
Acceptances	10,844	9,279
Obligations related to securities sold short	24,493	24,195
Obligations related to securities sold under repurchase agreements	15,058	16,574
Trading derivatives	37,244	39,028
Other liabilities	20,227	23,829
	107,866	112,905
Subordinated notes and debentures (Note 6)	13,478	9,449
Liabilities for preferred shares and capital trust securities (Note 7)	1,448	1,449
Non-controlling interests in subsidiaries	536	524
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: July 31, 2008 - 807.3 and Oct. 31, 2007 - 717.8) (Note 8)	13,090	6,577
Preferred shares (millions of shares issued and outstanding: July 31, 2008 - 65.0 and Oct. 31, 2007 - 17.0) (Note 8)	1,625	425
Contributed surplus	355	119
Retained earnings	17,362	15,954
Accumulated other comprehensive income (loss) (Note 10)	(1,139)	(1,671)
	31,293	21,404
Total liabilities and shareholders’ equity	$508,839	$422,124
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 34

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2007	2008	2007
Interest income
Loans	$3,410	$3,228	$10,046	$9,419
Securities
Dividends	259	210	761	672
Interest	1,267	950	3,171	2,855
Deposits with banks	194	47	467	205
	5,130	4,435	14,445	13,151
Interest expense
Deposits	2,068	1,987	6,378	6,024
Subordinated notes and debentures	165	125	482	357
Preferred shares and capital trust securities	24	19	70	81
Other liabilities	436	521	1,432	1,573
	2,693	2,652	8,362	8,035
Net interest income	2,437	1,783	6,083	5,116
Other income
Investment and securities services	591	627	1,714	1,826
Credit fees	121	109	330	308
Net securities gains	14	94	276	266
Trading (loss) income	(196)	235	(140)	643
Income (loss) from financial instruments designated as trading under the fair value option	(10)	(87)	(54)	(91)
Service charges	356	263	874	756
Loan securitizations (Note 5)	77	86	244	317
Card services	175	117	410	333
Insurance, net of claims	243	257	679	762
Trust fees	36	33	106	102
Other	193	165	507	393
	1,600	1,899	4,946	5,615
Total revenue	4,037	3,682	11,029	10,731
Provision for credit losses (Note 4)	288	171	775	506
Non-interest expenses
Salaries and employee benefits	1,342	1,161	3,650	3,487
Occupancy, including depreciation	279	188	648	548
Equipment, including depreciation	188	150	480	447
Amortization of other intangibles	166	131	405	361
Restructuring costs (Note 13)	-	-	48	67
Marketing and business development	131	106	343	330
Brokerage-related fees	64	61	186	172
Professional and advisory services	135	119	364	353
Communications	54	46	149	144
Other	342	254	862	825
	2,701	2,216	7,135	6,734
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,048	1,295	3,119	3,491
Provision for income taxes	122	248	517	700
Non-controlling interests in subsidiaries, net of income taxes	8	13	25	87
Equity in net income of an associated company, net of income taxes	79	69	242	199
Net income	997	1,103	2,819	2,903
Preferred dividends	17	2	36	15
Net income available to common shareholders	$980	$1,101	$2,783	$2,888
Average number of common shares outstanding (millions) (Note 14)
Basic	804.0	719.5	756.8	719.0
Diluted	811.0	726.9	763.2	725.9
Earnings per share (in dollars) (Note 14)
Basic	$1.22	$1.53	$3.68	$4.02
Diluted	1.21	1.51	3.65	3.98
Dividends per share (in dollars)	0.59	0.53	1.75	1.54
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 35

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2007	2008	2007
Common shares (Note 8)
Balance at beginning of period	$12,818	$6,455	$6,577	$6,334
Proceeds from shares issued on exercise of options	129	79	200	132
Shares issued as a result of dividend reinvestment plan	142	22	185	62
Repurchase of common shares	-	(29)	-	(29)
Impact of shares (acquired) sold for trading purposes[1]	1	(2)	(19)	26
Shares issued on acquisition of Commerce	-	-	6,147	-
Balance at end of period	13,090	6,525	13,090	6,525
Preferred shares (Note 8)
Balance at beginning of period	1,125	425	425	425
Share issues	500	-	1,200	-
Balance at end of period	1,625	425	1,625	425
Contributed surplus
Balance at beginning of period	383	124	119	66
Stock options (Note 11)	(28)	(6)	(27)	-
Conversion of TD Banknorth stock options on privatization (Note 11)	-	-	-	52
Conversion of Commerce stock options on acquisition (Note 11)	-	-	263	-
Balance at end of period	355	118	355	118
Retained earnings
Balance at beginning of period	16,864	14,865	15,954	13,725
Transition adjustment on adoption of Financial Instruments standards	-	-	-	80
Net income	997	1,103	2,819	2,903
Common dividends	(475)	(381)	(1,358)	(1,108)
Preferred dividends	(17)	(2)	(36)	(15)
Premium paid on repurchase of common shares	-	(207)	-	(207)
Other	(7)	-	(17)	-
Balance at end of period	17,362	15,378	17,362	15,378
Accumulated other comprehensive income (loss), net of income taxes (Note 10)
Balance at beginning of period	(595)	(94)	(1,671)	(918)
Transition adjustment on adoption of Financial Instruments standards	-	-	-	426
Other comprehensive income for the period	(544)	(1,349)	532	(951)
Balance at end of period	(1,139)	(1,443)	(1,139)	(1,443)
Total shareholders’ equity	$31,293	$21,003	$31,293	$21,003
1 Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2007	2008	2007
Net income	$997	$1,103	$2,819	$2,903
Other comprehensive income (loss), net of income taxes
Change in unrealized gains and (losses) on available-for-sale securities, net of hedging activities[a]	(272)	(188)	(80)	(76)
Reclassification to earnings in respect of available-for-sale securities[b]	(17)	(9)	(58)	(36)
Change in foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities [c,d]	(231)	(971)	8	(551)
Change in gains and (losses) on derivative instruments designated as cash flow hedges[e]	41	(196)	764	(310)
Reclassification to earnings of (gains) and losses on cash flow hedges[f]	(65)	15	(102)	22
Other comprehensive income for the period	(544)	(1,349)	532	(951)
Comprehensive income for the period	$453	$(246)	$3,351	$1,952
a  Net of income tax benefit of $153 million and $83 million for the three and nine months ended July 31, 2008 respectively (income tax benefit of $79 million and  $17 million for the three and nine months ended July 31, 2007 respectively).
b  Net of income tax expense of $4 million and $21 million for the three and nine months ended July 31, 2008 respectively (income tax benefit of $22 million and $42 million for the three and nine months ended July 31, 2007 respectively).
c  Net of income tax benefit of $97 million for the three months ended July 31, 2008 (three months ended July 31, 2007 - tax expense of $217 million). Net of income tax benefit of $392 million for the nine months ended July 31, 2008 (nine months ended July 31, 2007 - tax expense of $269 million).
d  Includes $(215) million for the three months ended July 31, 2008 (three months ended July 31, 2007 - $448 million) of after-tax gains (losses) arising from hedges of the Bank's investment in foreign operations. Includes $(887) million for the nine months ended July 31, 2008 (nine months ended July 31, 2007 - $560 million) of after-tax gains (losses) arising from hedges of the Bank's investment in foreign operations.
e  Net of income tax expense of $10 million and $328 million for the three and nine months ended July 31, 2008 respectively (income tax benefit of $85 million and $155 million for the three and nine months ended July 31, 2007 respectively).
f  Net of income tax expense of $29 million and $45 million for the three and nine months ended July 31, 2008 respectively (income tax expense of $7 million and $11 million for the three and nine months ended July 31, 2007 respectively).

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 36

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2007	2008	2007
Cash flows from (used in) operating activities
Net income	$997	$1,103	$2,819	$2,903
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	288	171	775	506
Restructuring costs	-	-	48	67
Depreciation	135	87	302	262
Amortization of other intangibles	166	131	405	361
Stock options	5	7	16	15
Net securities gains	(14)	(94)	(276)	(266)
Net gain on securitizations (Note 5)	(24)	(29)	(85)	(113)
Equity in net income of an associated company	(79)	(69)	(242)	(199)
Non-controlling interests	8	13	25	87
Future income taxes	(563)	(263)	(616)	96
Changes in operating assets and liabilities:
Current income taxes payable	(446)	288	(1,958)	182
Interest receivable and payable	(18)	(534)	(132)	(397)
Trading securities	9,420	(3,736)	10,092	2,791
Unrealized gains and amounts receivable on derivative contracts	(783)	(1,951)	(2,333)	(1,675)
Unrealized losses and amounts payable on derivative contracts	(486)	(84)	(1,784)	(278)
Other	1,643	2,121	685	(1,068)
Net cash used in operating activities	10,249	(2,839)	7,741	3,274
Cash flows from (used in) financing activities
Change in deposits	4,695	(2,426)	30,554	5,497
Securities sold under repurchase agreements	208	4,836	(1,516)	(2,497)
Securities sold short	947	1,481	298	(489)
Issue of subordinated notes and debentures	1,025	1,798	4,025	4,072
Repayment of subordinated notes and debentures	-	(874)	-	(874)
Liability for preferred shares and capital trust securities	20	1	(1)	4
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	(13)	(129)	4	(93)
Common shares issued on exercise of options	96	66	157	117
Common shares (acquired) sold in Wholesale Banking	1	(2)	(19)	26
Repurchase of common shares	-	(29)	-	(29)
Dividends paid in cash on common shares	(333)	(359)	(1,173)	(1,046)
Premium paid on common shares repurchased	-	(207)	-	(207)
Issuance of preferred shares	493	-	1,183	-
Dividends paid on preferred shares	(17)	(2)	(36)	(15)
Net cash from financing activities	7,122	4,154	33,476	4,466
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	3,154	(1,547)	2,301	(2,580)
Activity in available-for-sale and held-to-maturity securities:
Purchases	(37,956)	(19,809)	(76,940)	(90,371)
Proceeds from maturities	13,642	21,710	20,339	85,618
Proceeds from sales	16,851	1,099	48,540	8,108
Activity in lending activities:
Origination and acquisitions	(42,383)	(32,598)	(111,995)	(105,259)
Proceeds from maturities	28,917	24,964	80,265	82,577
Proceeds from sales	372	2,993	825	4,781
Proceeds from loan securitizations (Note 5)	1,395	2,383	4,809	8,714
Land, buildings and equipment	(107)	(6)	(262)	(224)
Securities purchased under reverse repurchase agreements	(1,071)	(471)	(6,490)	5,056
Acquisitions and dispositions less cash and cash equivalents acquired (Note 20)	-	-	(1,761)	(4,139)
Net cash used in investing activities	(17,186)	(1,282)	(40,369)	(7,719)
Effect of exchange rate changes on cash and cash equivalents	14	(41)	81	(54)
Net increase in cash and cash equivalents	199	(8)	929	(33)
Cash and cash equivalents at beginning of period	2,520	1,994	1,790	2,019
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,719	$1,986	$2,719	$1,986
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,886	$3,064	$8,486	$8,329
Amount of income taxes paid during the period	413	101	1,945	774
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: BASIS OF PRESENTATION

These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2007, except as described in Note 2. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31, 2007 and the accompanying notes included on pages 82 to 121 of the Bank’s 2007 Annual Report. Certain disclosures are included in the Management Discussion & Analysis (MD&A) as permitted by GAAP and as discussed on pages 21 to 28 of the MD&A in this report. These disclosures are shaded in the MD&A and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.

Note 2: CHANGES IN ACCOUNTING POLICIES

Capital Disclosures
Effective November 1, 2007, the CICA’s new accounting standard, Section 1535, Capital Disclosures, was implemented, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new guidance did not have an effect on the financial position or earnings of the Bank.

Financial Instruments Disclosures and Presentation
Effective November 1, 2007, the accounting and disclosure requirements of the CICA’s two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, were implemented. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Accounting for Transaction Costs of Financial Instruments Classified Other Than as Held For Trading
Effective November 1, 2007, the Bank adopted EIC-166, Accounting Policy Choice for Transaction Costs. This abstract provided clarity around the application of accounting guidance related to transaction costs that is codified in Section 3855, Financial Instruments - Recognition and Measurement. More specifically the abstract contemplated whether an entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than as held for trading or whether these transaction costs may be recognized in net income for certain of these financial assets and liabilities and added to the carrying amount for other financial assets and liabilities. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Note 3: FUTURE CHANGES IN ACCOUNTING POLICIES

Goodwill, Intangible Assets and Financial Statement Concepts
The CICA issued a new accounting standard, Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with the new standard. The new and amended standards are effective for the Bank beginning November 1, 2008. The Bank is currently assessing the impact of these standards on its Consolidated Financial Statements.

Note 4: ALLOWANCE FOR CREDIT LOSSES, COLLATERAL AND LOANS PAST DUE BUT NOT IMPAIRED

The Bank maintains an allowance it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Consolidated Balance Sheet. Assets in the portfolio which are included on the Interim Consolidated Balance Sheet are deposits with banks, loans other than loans designated as trading under the fair value option, mortgages and acceptances. Items which are not recorded on the Interim Consolidated Balance Sheet include certain guarantees, letters of credit and undrawn lines of credit. The allowance, including the allowance for acceptances and off-balance sheet items, is deducted from loans in the Consolidated Balance Sheet. The change in the Bank’s allowance for credit losses for the nine months ended July 31 is shown in following table.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 38

Allowance for Credit Losses
	July 31, 2008				July 31, 2007
(millions of Canadian dollars)	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total
Balance at beginning of year	$203	$1,092	$1,295	$176	$1,141	$1,317
Acquisitions of TD Banknorth (including Interchange)[1]	-	-	-	-	14	14
Provision for (reversal of) credit losses	676	99	775	478	28	506
Write-offs	(699)	-	(699)	(561)	-	(561)
Recoveries	95	-	95	108	-	108
Other[2]	17	(36)	(19)	10	(37)	(27)
Allowance for credit losses at end of period	$292	$1,155	$1,447	$211	$1,146	$1,357
1 All loans acquired from Commerce were recorded at their fair value on the date of acquisition which takes into consideration the credit quality of the loans. As a result, an allowance for credit losses was not recorded on acquisition.
2 Includes foreign exchange rate changes.

A loan is past due when a counterparty has failed to make a payment by the contractual due date. The following table provides aging information for loans that are past due but not impaired. A grace period has been incorporated if it is common to a product type and provided to the counterparties. The grace period represents the additional time period (e.g. 3 days) beyond the contractual due date during which a counterparty is permitted to make the payment without the loan being classified as past due.

Gross Amount of Loans Past Due but not Impaired as at July 31, 2008
(millions of Canadian dollars)	1-30 days	31-60 days	61-89 days	90 days or more	Total
Residential mortgages	$911	$319	$57	$-	$1,287
Consumer installment and other personal loans	3,178	562	109	-	3,849
Credit cards	365	67	37	-	469
Business and government	2,364	168	75	-	2,607
Total	$6,818	$1,116	$278	$-	$8,212

As at July 31, 2008, the fair value of financial collateral held against loans that were past due but not impaired was $36.8 million. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. For impaired loans, an assessment of the collateral is taken into consideration when estimating the net realizable amount of the loan.
The carrying value of loans renegotiated during the nine months ended July 31, 2008, that would otherwise be impaired, was $9.4 million.
As at July 31, 2008, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $26.2 billion. The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $5.1 billion. These transactions are conducted under terms that are usual and customary to standard lending, and stock borrowing and lending activities.

Note 5: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity, for its own assets securitized, for the three and nine months ended July 31. In most cases, the Bank retained responsibility for servicing the assets securitized.

Securitization Activity
						For the three months ended
	July 31, 2008					July 31, 2007
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$2,195	$1,477	$-	$-	$3,672	$2,178	$1,882	$800	$237	$5,097
Retained interests	45	12	-	-	57	45	29	8	-	82
Cash flows received on retained interests	56	18	14	1	89	55	25	14	1	95

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 39

Securitization Activity
						For the nine months ended
	July 31, 2008					July 31, 2007
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$6,109	$4,221	$1,600	$-	$11,930	$7,601	$5,806	$2,400	$455	$16,262
Retained interests	145	38	12	-	195	167	84	23	-	274
Cash flows received on retained interests	164	70	43	2	279	145	78	46	2	271

The following tables summarize the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three and nine months ended July 31.

Securitization Gains and Income on Retained Interests
						For the three months ended
	July 31, 2008					July 31, 2007
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale	$13	$11	$-	$-	$24	$(8)	$28	$7	$2	$29
Income on retained interests[1]	23	1	29	-	53	30	6	21	-	57
Total	$36	$12	$29	$-	$77	$22	$34	$28	$2	$86

Securitization Gains and Income on Retained Interests
						For the nine months ended
	July 31, 2008					July 31, 2007
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale	$36	$37	$12	$-	$85	$3	$85	$21	$4	$113
Income on retained interests[1]	69	14	76	-	159	107	27	70	-	204
Total	$105	$51	$88	$-	$244	$110	$112	$91	$4	$317
1 Excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are included in trading income.

The key assumptions used to value the retained interests are as follows:

Key Assumptions
				2008				2007
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	18.5%	6.0%	43.5%	5.2%	20.0%	6.4%	43.0%	8.9%
Excess spread[2]	0.8	1.1	7.1	1.0	0.7	1.1	7.1	1.0
Discount rate	5.2	5.7	6.1	8.1	6.5	6.2	6.4	10.0
Expected credit losses[3]	-	-	2.4	0.1	-	-	2.2	0.1
1 Represents monthly payment rate for secured personal and credit card loans.
2 The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3 There are no expected credit losses for residential mortgage loans as the loans are government-guaranteed.

During the three months ended July 31, 2008, there were maturities of previously securitized loans and receivables of $2,277 million (three months ended July 31, 2007 - $2,714 million). Proceeds from new securitizations were $1,395 million for the three months ended July 31, 2008 (three months ended July 31, 2007 - $2,383 million). During the nine months ended July 31, 2008, there were maturities of previously securitized loans and receivables of $7,121 million (nine months ended July 31, 2007 - $7,548 million). Proceeds from new securitizations were $4,809 million for the nine months ended July 31, 2008 (nine months ended July 31, 2007 - $8,714 million).

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 40

Note 6: SUBORDINATED NOTES AND DEBENTURES

On November 1, 2007, the Bank issued $2.5 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.382% until November 1, 2012 and the bankers' acceptance rate plus 1.00% thereafter until maturity on November 1, 2017. The notes are redeemable at the Bank's option at par on November 1, 2012. The Bank has included the issue as Tier 2B regulatory capital.
On April 2, 2008, the Bank issued $500 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.48% until April 2, 2015 and the bankers’ acceptance rate plus 2.00% thereafter until maturity on April 2, 2020. The notes are redeemable at the Bank’s option at par on April 2, 2015. On July 7, 2008, the Bank issued a $375 million second tranche of its medium term notes due April 2, 2020, carrying the same terms and conditions as the original issue. The Bank has included the issue as Tier 2B regulatory capital.
  On July 7, 2008, the Bank issued $650 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.828% until July 9, 2018 and the bankers' acceptance rate plus 2.55% thereafter until maturity on July 9, 2023. The notes are redeemable at the Bank's option at par on July 9, 2018. The Bank has included the issue as Tier 2B regulatory capital.
   On July 31, 2008, the Bank announced its intention to redeem on September 5, 2008, all of its $1.0 billion of outstanding 4.54% subordinated debentures due September 5, 2013, at a redemption price of 100 per cent of the principal amount. Interest on the debentures will cease to accrue on and after the redemption date.

Note 7: LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

The Bank’s liabilities for preferred shares and capital trust securities are as follows:

Liabilities
(millions of Canadian dollars)	July 31, 2008	Oct. 31, 2007
Preferred Shares
Preferred shares issued by the Bank (thousands of shares):
Class A - 14,000 Series M	$350	$350
Class A - 8,000 Series N	200	200
Total preferred shares	550	550
Capital Trust Securities[1]
Trust units issued by TD Capital Trust (thousands of units)
900 Capital Trust Securities - Series 2009	898	899
Total Capital Trust Securities	898	899
Total preferred shares and Capital Trust Securities	$1,448	$1,449
1  TD Capital Trust II Securities - Series 2012-1 are issued by TD Capital Trust II (Trust II), whose voting securities are 100% owned by the Bank. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it. The senior deposit note of $350 million that was issued to Trust II is reflected in deposits on the Consolidated Balance Sheet. For regulatory purposes, the $350 million issued by Trust II is considered as a part of the Bank’s available capital.

Note 8: SHARE CAPITAL

Common Shares
The Bank is authorized by the shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 41

Shares Issued and Outstanding
			For the nine months ended
		July 31, 2008		July 31, 2007
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount
Common:
Balance at beginning of period	717.8	$6,577	717.4	$6,334
Issued on exercise of options	3.5	200	2.9	132
Issued as a result of dividend reinvestment plan	3.0	185	0.9	62
Impact of shares (acquired) sold for trading purposes[1]	(0.3)	(19)	0.3	26
Purchased for cancellation	-	-	(3.2)	(29)
Issued on the acquisition of Commerce	83.3	6,147	-	-
Balance at end of period - common	807.3	$13,090	718.3	$6,525
Preferred (Class A - Series O, P, Q, R, S and Y):
Balance at beginning of period	17.0	$425	17.0	$425
Issued during the period	48.0	1,200	-	-
Balance at end of period - preferred	65.0	$1,625	17.0	$425
1 Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

Class A First Preferred Shares, Series P
On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P shares for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank for cash, subject to regulatory consent, at a declining premium on or after November 1, 2012. The Series P shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series Q
On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q shares for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank for cash, subject to regulatory consent, at a declining premium on or after January 31, 2013. The Series Q shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series R
On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R shares for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank for cash, subject to regulatory consent, at a declining premium on or after April 30, 2013. The Series R shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series S
On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S Shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Bank may redeem all or part of the outstanding Series S Shares by payment in cash of $25.00 per share on July 31, 2013 and on July 31 every five years thereafter together, in each case, with declared and unpaid dividends to the date of redemption. The Series S Shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset  Preferred Shares, Series Y
On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y Shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa.  The Bank may redeem all or part of the outstanding Series Y Shares by payment in cash of $25.00 per share on October 31, 2013 and on October 31 every five years thereafter together, in each case, with declared and unpaid dividends to the date of redemption. The Series Y Shares qualify as Tier 1 capital of the Bank.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 42

Note 9: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.
The Bank’s objectives include:
•	Provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank’s common shareholders with a satisfactory return;
•	Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank’s peers; and
•	Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
The Bank’s total capital consists of two tiers of capital approved under OSFI’s regulatory capital guidelines.
As at July 31, 2008, Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interests in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit) and 50% of the shortfall in allowances related to the Internal Ratings Based (IRB) approach portfolios.
As at July 31, 2008, Tier 2 capital includes items such as the general allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios and substantial investments.
During the nine months ended July 31, 2008, the Bank complied with the capital guidelines issued by OSFI under the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II). For the comparative period, the Bank complied with the capital guidelines issued by OSFI under the Basel I Capital Accord (Basel I). The Bank’s regulatory capital position was as follows:

(millions of Canadian dollars)	July 31, 2008[1] (Basel II)	Oct. 31, 2007[1] (Basel I)
Tier 1 capital	$17,491	$15,645
Tier 1 capital ratio[2]	9.5%	10.3%
Total capital[3]	$24,702	$19,794
Total capital ratio[4]	13.4%	13.0%
Assets-to-capital multiple[5]	17.9	19.7
1   The Bank’s capital positions were calculated based on Basel II as at July 31, 2008 and Basel I as at October 31, 2007, and as a result may not provide comparable information.
2  Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
3   Total capital includes Tier 1 and Tier 2 capital.
4   Total capital ratio is calculated as Total capital divided by RWA.
5   The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI's target Tier 1 and total capital ratios for Canadian banks are 7% and 10%, respectively.

Note 10: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the after-tax change in unrealized gains and losses on available-for-sale securities, cash flow hedging activities and foreign currency translation adjustments.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)	As at July 31, 2008	As at July 31, 2007
Unrealized gain on available-for-sale securities, net of hedging activities	$231	$175
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities	(2,065)	(1,469)
Gain (loss) on derivatives designated as cash flow hedges	695	(149)
Accumulated other comprehensive income (loss) balance as at July 31	$(1,139)	$(1,443)

Note 11: STOCK BASED COMPENSATION

The following table summarizes the compensation expense recognized by the Bank for stock option awards for the three and nine months ended July 31.

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2007	2008	2007
The Bank	$5	$5	$16	$14
TD Banknorth	-	2	-	6

During the three months ended July 31, 2008 and July 31, 2007, there were no options granted by the Bank.
During the nine months ended July 31, 2008, 2.0 million (nine months ended July 31, 2007 - 1.5 million) options were granted by the Bank with a weighted average fair value of $10.80 per option (nine months ended July 31, 2007 - $11.46 per option).  During the nine months ended July 31, 2007, 0.03 million options were granted by TD Banknorth with a weighted average fair value of $5.83 per option. On closing of the going-private transaction on April 20, 2007, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange. As a result, there are no longer any TD Banknorth-based stock options outstanding post privatization.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 43

Effective fiscal 2008, the fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. Prior to fiscal 2008, the fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model. The following assumptions were used:

	For the nine months ended
The Bank	July 31 2008	July 31 2007
Risk-free interest rate	3.80%	3.90%
Expected option life	5.5 years	5.2 years
Expected volatility	15.9%	19.5%
Expected dividend yield	2.85%	2.92%

	For the nine months ended
TD Banknorth	July 31 2008	July 31 2007
Risk-free interest rate	-	4.45%
Expected option life	-	6 years
Expected volatility	-	15.07%
Expected dividend yield	-	2.98%

As a result of the acquisition of Commerce Bancorp, Inc. (Commerce), 19.5 million Commerce stock options were converted into 10.8 million stock options of the Bank using the exchange ratio set out in the merger agreement. All Commerce stock options vested on acquisition and the fair value of the converted options was $263 million. This was recorded in contributed surplus and was part of the purchase consideration. As a result of the conversion, there are no longer any Commerce stock options outstanding.

Note 12: EMPLOYEE FUTURE BENEFITS

The Bank’s pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal Pension Plan Pension Expense
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2007	2008	2007
Elements of pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$21	$16	$58	$49
Interest cost on projected benefit obligation	33	28	96	84
Actual return on plan assets	(71)	(38)	36	(232)
Plan amendments	-	-	7	7
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	33	4	(150)	130
Actuarial losses[2]	5	3	10	8
Plan amendments[3]	2	2	-	(1)
Total	$23	$15	$57	$45
1  For the three months ended July 31, 2008, includes expected return on plan assets of $38 million (three months ended July 31, 2007 - $34 million) less actual return on plan assets of $71 million (three months ended July 31, 2007 - $38 million). For the nine months ended July 31, 2008, includes expected return on plan assets of $114 million (nine months ended July 31, 2007 - $102 million) less actual return on plan assets of $(36) million (nine months ended July 31, 2007 - $232 million).
2  For the three months ended July 31, 2008, includes loss recognized of $5 million (three months ended July 31, 2007 - $3 million) less actuarial losses on projected benefit obligation of nil (three months ended July 31, 2007 - nil). For the nine months ended July 31, 2008, includes loss recognized of $10 million (nine months ended July 31, 2007 - $8 million) less actuarial losses on projected benefit obligation of nil (nine months ended July 31, 2007 - nil).
3  For the three months ended July 31, 2008, includes amortization of costs for plan amendments of $2 million (three months ended July 31, 2007 - $2 million) less actual cost amendments of nil (three months ended July 31, 2007 - nil). For the nine months ended July 31, 2008, includes amortization of costs for plan amendments of $7 million (nine months ended July 31, 2007 - $6 million) less actual cost amendments of $7 million (nine months ended July 31, 2007 - $7 million).

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 44

Other Pension Plans’ Expense
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2007	2008	2007
CT defined benefit pension plan	$1	$1	$3	$3
TD Banknorth defined benefit pension plans	1	1	-	3
Supplemental employee retirement plans	8	8	24	25
Total	$10	$10	$27	$31

Principal Non-Pension Post-Retirement Benefit Plan Expense
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2007	2008	2007
Elements of non-pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$3	$3	$9	$9
Interest cost on projected benefit obligation	6	5	17	16
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial losses	1	1	4	4
Plan amendments	(1)	(1)	(4)	(4)
Total	$9	$8	$26	$25

Cash Flows
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Pension Plan Contributions
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2007	2008	2007
Principal pension plan	$30	$37	$67	$69
CT defined benefit pension plan	(1)	1	(1)	3
TD Banknorth defined benefit pension plan	1	-	1	47
Supplemental employee retirement plans	1	3	8	9
Non-pension post-retirement benefit plan	3	2	7	6
Total	$34	$43	$82	$134

As at July 31, 2008, the Bank expects to contribute an additional $25 million to its principal pension plan, nil to its CT defined benefit pension plan, nil to its TD Banknorth defined benefit pension plan, $2 million to its supplemental employee retirement plans and $2 million to its non-pension post-retirement benefit plan by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 13: RESTRUCTURING AND INTEGRATION CHARGES

As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred integration charges of $23 million during the three months ended July 31, 2008. Integration charges consisted of costs related to resources dedicated to the integration, employee retention, external professional consulting charges, marketing (including customer communication and rebranding) and integration related travel costs. In the Interim Consolidated Statement of Income, the integration charges are included in other non-interest expenses.
For the three months ended April 30, 2008, the Bank accrued $48 million of restructuring and integration charges. Restructuring charges consisted primarily of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment (primarily locations to be closed or consolidated). In the Interim Consolidated Statement of Income, the restructuring charges are included in restructuring costs. As at July 31, 2008, the remaining balance of the restructuring liability related to the acquisition of Commerce was $20 million.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 45

Note 14: EARNINGS PER SHARE

The Bank’s basic and diluted earnings per share at July 31 are as follows:

Basic and Diluted Earnings per Share
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2008	2007	2008	2007
Basic Earnings per Share
Net income available to common shares ($ millions)	$980	$1,101	$2,783	$2,888
Average number of common shares outstanding (millions)	804.0	719.5	756.8	719.0
Basic earnings per share ($)	$1.22	$1.53	$3.68	$4.02
Diluted Earnings per Share
Net income available to common shares ($ millions)	$980	$1,101	$2,783	$2,888
Average number of common shares outstanding (millions)	804.0	719.5	756.8	719.0
Stock options potentially exercisable as determined under the treasury stock method[1]	7.0	7.4	6.4	6.9
Average number of common shares outstanding - diluted (millions)	811.0	726.9	763.2	725.9
Diluted earnings per share ($)	$1.21	$1.51	$3.65	$3.98
1 For the nine months ended July 31, 2008, the computation of diluted earnings per share excluded weighted-average options outstanding of  4,193 thousand with a weighted-average exercise price of $69.49 as the options’ exercise prices were greater than the average market price of the Bank’s common shares. For the nine months ended July 31, 2007, the computation of diluted earnings per share excluded weighted-average options outstanding of 0.1 thousand with a weighted-average exercise price of $68.10 as the options’ exercise prices were greater than the average market price of the Bank’s common shares.

Note 15: SEGMENTED INFORMATION

The Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking. Results for these segments for the three and nine months ended July 31 are presented in the following table:

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking[1]		Wealth Management[1]		U.S. Personal and Commercial Banking[2,3]		Wholesale Banking[4,5]		Corporate[4]		Total
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
For the three months ended	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net interest income	$1,485	$1,388	$89	$80	$759	$338	$348	$218	$(244)	$(241)	$2,437	$1,783
Other income	777	713	520	507	267	145	(20)	474	56	60	1,600	1,899
Total revenue	2,262	2,101	609	587	1,026	483	328	692	(188)	(181)	4,037	3,682
Provision for (reversal of) credit losses	194	151	-	-	76	33	30	8	(12)	(21)	288	171
Non-interest expenses	1,129	1,050	421	395	610	275	281	326	260	170	2,701	2,216
Income (loss) before provision for (benefit of) income taxes	939	900	188	192	340	175	17	358	(436)	(330)	1,048	1,295
Provision for (benefit of) income taxes	295	303	61	66	96	57	(20)	105	(310)	(283)	122	248
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	9	-	-	8	4	8	13
Equity in net income of an associated company, net of income taxes	-	-	74	59	-	-	-	-	5	10	79	69
Net income (loss)	$644	$597	$201	$185	$244	$109	$37	$253	$(129)	$(41)	$997	$1,103
Total assets (billions of Canadian dollars)
- balance sheet	$170.5	$146.8	$14.8	$14.7	$117.6	$61.2	$181.6	$162.7	$24.3	$18.5	$508.8	$403.9
- securitized	39.1	47.6	-	-	-	-	2.7	-	(12.9)	(15.9)	28.9	31.7

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 46

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking[1]		Wealth Management[1]		U.S. Personal and Commercial Banking[2,3]		Wholesale Banking[4,5]		Corporate[4]		Total
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
For the nine months ended	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net interest income	$4,301	$3,993	$259	$235	$1,380	$1,030	$854	$565	$(711)	$(707)	$6,083	$5,116
Other income	2,242	2,104	1,478	1,497	573	443	510	1,404	143	167	4,946	5,615
Total revenue	6,543	6,097	1,737	1,732	1,953	1,473	1,364	1,969	(568)	(540)	11,029	10,731
Provision for (reversal of) credit losses	557	432	-	-	148	85	96	44	(26)	(55)	775	506
Non-interest expenses	3,320	3,142	1,187	1,152	1,142	958	893	987	593	495	7,135	6,734
Income (loss) before provision for (benefit of) income taxes	2,666	2,523	550	580	663	430	375	938	(1,135)	(980)	3,119	3,491
Provision for (benefit of) income taxes	842	842	180	198	192	143	82	271	(779)	(754)	517	700
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	91	-	-	25	(4)	25	87
Equity in net income of an associated company, net of income taxes	-	-	229	186	-	-	-	-	13	13	242	199
Net income (loss)	$1,824	$1,681	$599	$568	$471	$196	$293	$667	$(368)	$(209)	$2,819	$2,903
1  Effective the third quarter ended July 31, 2008, the Bank transferred the U.S. insurance and credit card businesses to the Canadian Personal and Commercial Banking segment, and the U.S. wealth businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.
2  Commencing May 1, 2007, the results of TD Bank USA, N.A. (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been reclassified as the impact was not material.
3  Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking segment include Commerce. For details, see Note 20 to the Interim Consolidated Financial Statements.
4  The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.
5  The Wholesale Banking segment included a $96 million cumulative impact due to incorrectly priced financial instruments. This amount was included in other income.

Note 16: DERIVATIVES

Hedge accounting results were as follows:

Hedge Accounting Results
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2008	2007	2008	2007
Fair value hedges
Gain (loss) arising from hedge ineffectiveness	$1.3	$4.9	$9.9	$4.7
Cash flow hedges
(Loss) / Gain arising from hedge ineffectiveness	$(0.9)	$(0.9)	$0.5	$2.6

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the Interim Consolidated Statement of Income and are not significant for the three and nine months ended July 31, 2008.
During the three and nine months ended July 31, 2008, there were no firm commitments that no longer qualified as hedges.
Over the next twelve months, the Bank expects approximately $180 million in net gains reported in other comprehensive income as at July 31, 2008 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows from anticipated transactions is 23 years. During the three and nine months ended July 31, 2008, there were no forecasted transactions that failed to occur.

Note 17: CONTINGENCIES

The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. In 2006, the Bank settled the bankruptcy court claims in this matter for approximately $145 million (US$130 million). As at July 31, 2008, the total contingent litigation reserve for Enron-related claims was approximately $422 million (US$413 million).
The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 47

Note 18: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the risk management section, included on pages 21 to 28 of the MD&A, relating to credit, market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

Note 19: RELATED-PARTY TRANSACTIONS

During the three months ended January 31, 2008, the Bank purchased certain securities with a notional value of approximately $300 million at par from a fund that is managed by the Bank. The Bank immediately recognized a securities loss of $45 million that was recorded in the Wholesale Banking segment.

Note 20: ACQUISITIONS AND DISPOSITIONS

Commerce Bancorp, Inc.
On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce for total consideration of $8,510 million, primarily paid in cash and common shares in the amount of $2,167 million and $6,147 million, respectively. Each share of Commerce was exchanged for 0.4142 of a Bank common share and US$10.50 in cash, resulting in the issuance of 83.3 million common shares of the Bank. The value of the 83.3 million common shares was determined based on the average market price of the Bank’s common shares over the 2 day period before and after the terms of the acquisition were agreed to and announced. The acquisition was accounted for by the purchase method. The purchase price allocation is subject to finalization.
The fiscal periods of the Bank and Commerce are not co-terminus. The results of Commerce for the period from April 1, 2008 to June 30, 2008 have been consolidated with the Bank’s results for the quarter ended July 31, 2008 due to the one month lag. In the future, Commerce’s results for each calendar quarter will be consolidated with the Bank’s results for the fiscal quarter. Commerce is reported in the U.S. Personal and Commercial Banking segment.
  The following table presents the estimated fair values of the assets and liabilities of Commerce as of the date of acquisition. Goodwill increased by $245 million during the quarter to $6,359 million primarily due to the reallocation of the intangibles, net of related future income tax liabilities, as a result of the decision to no longer use the Commerce brand name.

Fair value of assets acquired
(millions of Canadian dollars)
Cash and cash equivalents	$408
Securities	25,154
Loans	18,031
Intangibles
Core deposit intangibles	1,505
Other identifiable intangibles	9
Land, buildings and equipment	1,904
Future income tax assets	447
Other assets	3,272
50,730
Less: liabilities assumed
Deposits	47,271
Obligations related to securities sold under repurchase agreements	105
Accrued restructuring costs	127
Other liabilities	1,076
48,579
Fair value of identifiable net assets acquired	2,151
Goodwill	6,359
Total purchase consideration	$8,510

Goodwill from the acquisition is not amortized but assessed for impairment on a periodic basis. Finite life intangible assets are amortized on an economic life basis over 4 to 15 years, based on the estimated useful lives.

TD BANK FINANCIAL GROUP ● THIRD QUARTER 2008 REPORT TO SHAREHOLDERS	PAGE 48

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend reinvestment program, please contact our transfer agent: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, 1-800-387-0825 or 416-643-5500 (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

Designation of Eligible Dividends
The Toronto-Dominion Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending October 31, 2008 and all future dividends will be eligible dividends unless indicated otherwise.

General Information
Contact Corporate & Public Affairs:
(416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Quarterly Earnings Conference Call
TD Bank Financial Group will host an earnings conference call on Thursday, August 28, 2008. The call will be webcast live via TDBFG's website at 3:00 p.m. ET. The call and webcast will feature presentations by TDBFG executives on the bank's financial results for the third quarter, followed by a question-and-answer-period with analysts. The presentation material referenced during the call will be available on the TDBFG website at www.td.com/investor/earnings.jsp on August 28, 2008, by approximately 12:00 p.m. ET. A listen-only telephone line is available at 416-915-5762 or 1-800-733-7571 (toll free).

The webcast and presentations will be archived at www.td.com/investor/calendar_arch.jsp. Replay of the teleconference will be available from 6:00 p.m. ET on August 28, 2008, until September 28, 2008, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 21279590, followed by the pound key (#).

Annual Meeting
Thursday, April 2, 2009
Saint John Trade and Convention Centre
Saint John, New Brunswick